Exhibit 99.2

Annual Report

2020

Granite REIT 2020

77 King St. W., Suite 4010 P.O. Box 159, TD Centre Toronto, ON, M5K 1H1 Canada

LETTER TO UNITHOLDERS

Dear Unitholders:

2020 was certainly one of the most challenging years of our time. Our priorities, both personal and professional, shifted profoundly as COVID-19 and various government restrictions impacted economies and societies globally. Ensuring the safety of our employees became a top priority for Granite, as we closed our offices in March and asked all of our employees to work remotely from home. Thankfully, our team managed the transition extremely well and continued to effectively execute on the strategy and manage the safe operation of the portfolio.

Similarly, investor sentiment adjusted to the resulting turbulence and uncertainty in the markets, focusing on the relative safety of real estate portfolios that demonstrated strong tenancies, rent collection and liquidity.

These qualities of cash flow stability and a conservative balance sheet were key strengths once again for Granite. By virtue of the quality of our tenants and the accomplishment of our team in successfully addressing the various requests we received, Granite collected 100% of rent for 2020, with no bad debt. Further, from a balance sheet perspective, Granite entered the pandemic with the highest liquidity ratio (cash and lines available as a ratio of total debt) of any REIT or REOC in Canada.

Notwithstanding the challenges noted above, we successfully executed on all of our stated priorities for 2020.

Firstly, we invested over $1 billion in the acquisition and development of modern distribution assets in key distribution and e-commerce markets in the GTA, the Netherlands and the U.S., providing additional scale in our target markets at a weighted average stabilized yield of 5.1% and further improving the institutional quality of our portfolio. As a result of these investments, combined with the sale of three non-core assets from our existing portfolio in Canada and Spain, our Magna concentration by annualized revenue decreased year-over-year from 42% to 36%.

With respect to our financial performance objectives for 2020, Granite recorded approximately $273 million in net fair value gains, supported by increases in same-property net operating income (“SPNOI — cash basis”) and favourable movements in market rental rates and capitalization rates, broadly. FFO and AFFO per unit increased by 9.9% and 8.2% year-over-year, respectively, despite the addition of approximately 8.1 million stapled units resulting from two successful equity issuances in the year. 2020 was also another strong year operationally, as Granite generated year-over-year SPNOI — cash basis growth, on a constant-currency basis, of 3.7%, and finished the year with 99.6% occupancy.

Executing on our development program was a priority for 2020, but the uncertainty caused by the pandemic and the unknown impact of the associated lockdowns led us to postpone our planned projects in Altbach, Germany and Houston, Texas. As an update, the Altbach project has commenced and construction on the first phase of the Houston project is expected to commence in the second half of 2021. Combined, the projects will add approximately 1.0 million square feet to our portfolio upon completion.

Further build out of our platform capabilities, particularly in Europe and the U.S., was also a priority in 2020 following the appointments of Witsard Schaper and Jon Sorg as Heads of Europe and the U.S., respectively, in 2019. Despite the obvious human resource challenges caused by the pandemic, we successfully added thirteen new employees across all our offices in asset management, investment, finance and accounting, and opened our new office in Dallas, Texas.

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As outlined in our priorities, ESG emerged as a major focus for Granite in 2020. Building upon our Sustainability Plan issued in 2019, we published our ESG Overview which summarized our progress to date against a number of objectives outlined in our Sustainability Plan. The ESG Overview serves as a pre-cursor to our more comprehensive annual Corporate Responsibility Report, which will be published in 2021 and will outline our ESG objectives and targets for 2021 and beyond. In addition, we issued our green bond framework and a $500 million green bond in 2020. As at December 31st, we have allocated approximately $340 million, or 69%, of the net proceeds from the green bond offering towards qualifying green projects, such as energy-saving measures and the acquisition or construction of certified green buildings.

In closing, Granite weathered the challenges of 2020 exceptionally well, and our performance was reflected in the unit price, as I am proud to report that Granite was the top REIT in North America for total-return performance in 2020.

Before moving on to our outlook and a summary of our priorities for 2021, please see below for a recap of major results and activities from 2020.

HIGHLIGHTS FOR 2020

Unitholder Return and Increased Distribution

•

Granite delivered a total return in 2020 of approximately 23% for unitholders (vs -13% for the S&P TSX Capped REIT Index and 6% for the S&P/TSX Composite Index) and a 3.4% year-over-year increase in the annual amount distributed to unitholders to $3.00 per unit for 2021 marking our ninth consecutive annual distribution increase.

Strategic Allocation of Capital

•	$1.03 billion invested in modern assets in key e-commerce and distribution markets in the GTA, the United States and the Netherlands at an average stabilized yield of 5.1%;

•

$1.0 billion in new unsecured debt from two debenture offerings, including Granite’s first ten-year bond and lowest coupon rate of 2.378%, issued at a weighted average term of 8.5 years and swapped into U.S. dollar and Euro loans bearing a weighted average fixed interest rate of 2.0%;

•	$577.4 million in gross proceeds from two equity offerings, including the full exercise of the over-allotment options; and

•	Net leverage ratio of 25% providing approximately $900 million in debt capacity and $1.3 billion in available liquidity.

Portfolio Enhancement and Tenant Diversification

•	Acquired 26 properties totaling 9.2 million square feet with an average age of 6.1 years in key distribution markets in the GTA, the U.S. and the Netherlands;

•	Disposed of 3 non-core properties for gross proceeds of $31.3 million; and

•	Reduced Magna concentration from 35% to 27% as a percentage of gross leasable area and from 42% to 36% as a percentage of annualized revenue.

Financial and Operational Performance

•	$273.4 million in net fair value gains;

•	FFO and AFFO per unit year-over-year growth of 9.9% and 8.2%, respectively;

•	SPNOI — cash basis year-over-year growth, on a constant currency basis, of 3.7%;

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•	2.5 million square feet of space renewed or re-leased at an average increase in base rent of 8.4%; and

•	Occupancy rate as at December 31, 2020 of 99.6%.

Organizational Improvements and Environmental, Social and Governance (ESG)

•	Work-from-home transition plan and office safety protocols implemented for employees;

•	Added 13 new employees and opened a new office in Dallas, Texas;

•	Amendments to long-term incentive plan implemented for senior management to increase employee ownership and enhance alignment with unitholders;

•	ESG Overview & Green Bond Framework published; and

•	$500 million green bond issued; 69% of the net proceeds allocated towards Eligible Green Projects, as defined by the Green Bond Framework.

OUTLOOK

Although we do not yet know the extent to which the current COVID-19 restrictions will remain in place and what, if any, impact they will have on our portfolio or the industrial real estate sector in general, we believe that the composition of our portfolio and the strength of our balance sheet will continue to serve us well in this period of volatility and uncertainty. Following the recent equity and debenture offerings, Granite is strongly positioned financially to execute on our Strategic Plan in 2021 and capitalize on an active pipeline of acquisition and development opportunities. An important component of our Strategic Plan is to continue to thoughtfully integrate ESG considerations into our investment and business processes, and as mentioned we look forward to sharing our objectives and targets for 2021 and beyond in our first annual Corporate Responsibility Report, expected to be published in the second quarter of 2021.

For the remainder of 2021, Granite will focus on the following priorities:

•	Implementing a safe and effective return-to-workplace plan for our employees;

•	Increasing our scale in target markets through acquisition and development;

•	Driving net asset value, FFO and AFFO per unit growth while maintaining conservative capital ratios;

•	Building out our investment and asset management teams in Europe and the U.S.;

•	Executing on development or expansion projects in Altbach, Germany, Houston, Texas, Dallas, Texas and Mississauga, Ontario; and

•	Publishing our first annual Corporate Responsibility Report outlining Granite’s objectives and targets for 2021 and beyond.

Successfully executing on these priorities, we believe, will continue to strengthen Granite’s position as a sector leader and maximize long-term value for our unitholders.

All of us at Granite wish you well and thank you for your continued support and trust.

Sincerely,

Kevan Gorrie,

President and Chief Executive Officer

FFO, AFFO and related per unit amounts, net leverage ratio as well as SPNOI — cash basis (same property net operating income — cash basis) are not International Financial Reporting Standards (‘‘IFRS’’) measures. Please refer to the Basis of Presentation and Non-IFRS Performance Measures sections in the attached MD&A for definitions and reconciliations to IFRS measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the year ended December 31, 2020. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at March 3, 2021 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2020 and dated March 3, 2021, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business. These non-IFRS measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI — cash basis”), same property NOI — cash basis, constant currency same property NOI, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash

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provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2020	2019	2020	2019

Operating highlights
Revenue	$93.2	$73.6	$340.2	$273.7
NOI	77.5	63.9	293.0	238.3
NOI — cash basis(1)	76.3	63.8	289.5	237.4
Net income attributable to stapled unitholders	167.6	90.6	429.8	382.1
FFO(1)	59.6	47.9	225.4	177.5
AFFO(1)(2)	56.1	46.2	215.7	172.7
Cash flows provided from operating activities	58.4	50.1	244.3	183.4
Monthly distributions paid	42.9	36.7	163.1	136.9
Special distribution paid	—	—	—	13.7
FFO payout ratio(1)(3)	74%	80%	73%	79%
AFFO payout ratio(1)(2)(3)	79%	83%	77%	81%

Per unit amounts
Diluted FFO(1)	$1.00	$0.91	$3.98	$3.62
Diluted AFFO(1)(2)	$0.94	$0.88	$3.81	$3.52
Monthly distributions paid	$0.73	$0.70	$2.90	$2.80
Special distribution paid	—	—	—	$0.30
Diluted weighted average number of units	59.5	52.6	56.7	49.0

As at December 31	2020	2019
Financial highlights
Investment properties — fair value	$5,855.6	$4,457.9
Cash and cash equivalents	831.3	298.7
Total debt(4)	2,297.5	1,250.3
Trading price per unit (TSX: GRT.UN)	$ 77.90	$ 65.98

Debt metrics, ratings and outlook
Net leverage ratio(1)	25%	21%
Interest coverage ratio(1)	7.9x	10.1x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	8.7x	6.1x
Weighted average cost of debt(5)	2.21%	1.83%
Weighted average debt term-to-maturity, in years(5)	5.6	4.4
DBRS rating and outlook	BBB stable	BBB stable
Moody’s rating and outlook	Baa2 stable	Baa2 stable

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As at December 31	2020	2019

Property metrics
Number of investment properties	115	91
Income-producing properties	108	85
Properties under development	3	3
Land held for development	4	3
Gross leasable area (“GLA”), square feet	49.5	40.0
Occupancy, by GLA	99.6%	99.0%
Magna as a percentage of annualized revenue(6)	36%	42%
Magna as a percentage of GLA	27%	35%
Weighted average lease term in years, by GLA	6.3	6.5
Overall capitalization rate(7)	5.6%	6.1%

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)

In the current period, AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances paid. The AFFO metrics in the comparative period have been updated to conform to the current period’s presentation. AFFO, diluted AFFO per unit and AFFO payout ratio for the quarter ended December 31, 2019 were previously reported as $46.7 million, $0.89 per unit and 82%, respectively. AFFO as well as basic and diluted AFFO per unit and AFFO payout ratio for the year ended December 31, 2019 were previously reported as $172.8 million, $3.53 per unit and 81%, respectively. Both methods of calculation are in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”).

(3)	The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution declared to unitholders, divided by FFO and AFFO, respectively, in a period.
(4)	Total debt includes lease obligations recognized under IFRS 16, Leases.
(5)	Excludes lease obligations recognized under IFRS 16, Leases noted above.
(6)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.
(7)	Refer to “Valuation Metrics by Investment Property Asset Category” in the “Investment Properties” section.

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BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at March 3, 2021, Granite owns 114 investment properties in seven countries having approximately 49.4 million square feet of gross leasable area. Granite has a highly-integrated team of 53 real estate professionals with extensive experience in operations, leasing, development, investment and asset management located at its head office in Toronto, Canada and regional offices in Dallas, U.S.A; Vienna, Austria; and Amsterdam, Netherlands.

Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouse facilities, light industrial properties and heavy industrial manufacturing facilities. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties by geographic location, property count and square footage as at March 3, 2021 are summarized below:

Investment Properties Summary(1) Seven countries/114 properties/49.4 million square feet

(1)	Reflects the disposition of the property in Redditch, United Kingdom subsequent to December 31, 2020.

Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”).

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Granite has positioned itself financially to execute on its strategic plan including to capitalize on a strong pipeline of acquisition and development opportunities within its targeted geographic footprint.

As Granite looks to 2021, its priorities are set out below:

•

Continue to grow in its target markets in North America and Europe primarily through property and portfolio acquisitions as well as through the development of modern logistics and e-commerce assets and selective joint venture arrangements;

•	Grow net asset value as well as FFO and AFFO per unit through active asset management;

•	Pursue development and expansion opportunities within the existing portfolio;

•	Maintain conservative capital ratios providing balance sheet flexibility and liquidity;

•	Continue to expand Granite’s global platform;

•	Further integrate Granite’s ESG principles into investment and management processes and publish Granite’s inaugural annual Corporate Responsibility Report; and

•	Implement a safe return-to-workplace protocol for employees when permitted by local public health authorities in our office jurisdictions.

SIGNIFICANT MATTERS

COVID-19 Pandemic

Granite’s portfolio is well positioned to deliver both cash flow stability and growth as well as long-term value for unitholders. Throughout 2020 and into 2021, amidst the novel coronavirus (“COVID-19”) pandemic, Granite has continued to achieve net asset value appreciation and stable net operating income growth, while executing on its strategic initiatives. Although the full impact of the COVID-19 pandemic continues to be difficult to predict, Granite believes that its portfolio and strong liquidity position will allow it to weather the on-going impact of COVID-19.

Granite’s tenant base is comprised of generally high-quality credit companies with 58% of total annualized revenue represented by Granite’s top ten tenants (see “INVESTMENT PROPERTIES — Leasing Profile-Other Tenants” for a summary of Granite’s top ten tenants). COVID-19 has had, and will continue to have, a varied impact on Granite’s tenants depending on their specific businesses. Certain tenants have seen increased activity during this COVID-19 period while other tenants slowed down or shut down operations temporarily in the earlier months of the COVID-19 pandemic. It is difficult to predict at this time what continued impact COVID-19, including further waves of new infections in the markets where Granite operates that have led to targeted public health restrictions and reinstated emergency measures, will have on the businesses of Granite’s tenants and the resulting direct impact on Granite’s operations.

During the year ended December 31, 2020, there has not been a significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Granite has received 100% of 2020 rents due, and 100% and 99.9%, respectively, of January and February 2021 rents to date. Granite has not recognized any provisions for uncollected rent at this time as all outstanding rental income has been received. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the year ended December 31, 2020 and Granite does not expect, at this time, that COVID-19 will have a significant impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the year ended December 31, 2020.

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Requests for prior rent deferrals from tenants were reviewed by management on a case by case basis. For each request, management reviewed tenant financial information and credit, assessed the impact of COVID-19 on the tenant’s operations and considered lease terms and local legislation, among other factors. Granite will continue to monitor its portfolio and dialogue with its tenants, where applicable, to understand the ongoing impact of COVID-19 on its tenants’ operations. The dynamic nature of the situation, which continues to evolve day-to-day, makes the longer-term financial impacts on Granite’s operations difficult to predict.

From a liquidity perspective, as at the date of this MD&A, March 3, 2021, Granite has total liquidity of approximately $1.1 billion, including its fully undrawn operating facility which is sufficient to meet its current committed acquisitions, development and construction projects. Subsequent to year end, Granite redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures, therefore Granite’s nearest debt maturity of $400.0 million does not occur until 2023 and Granite’s investment property portfolio of approximately $5.9 billion remains fully unencumbered. Granite believes it is well-positioned to weather any short-term negative impacts on its business; however, Granite will continue to evaluate and monitor its liquidity as the situation prolongs.

From a leasing perspective, as at the date of this MD&A, March 3, 2021, Granite has renewed 81% of its 2021 lease maturities and has 0.4 million square feet outstanding representing less than 1% of its total portfolio. Granite does not believe that the impact of COVID-19 will materially affect overall leasing activity for 2021, including its impact on market rents, tenant demand for space, tenant allowances or incentives and lease terms.

With respect to Granite’s outstanding development projects, most have not been materially impacted by COVID-19. Granite’s development project in Plainfield, Indiana was completed and leased for an initial 10-year term during the second quarter of 2020 and the development of Granite’s recently acquired Bleiswijk, Netherlands property was completed in the third quarter of 2020. Granite’s development project in Houston, Texas remains in the early stages with site servicing near completion and Granite expects to commence vertical construction in the second half of 2021. With respect to the development project in Altbach, Germany, late in the fourth quarter of 2020, Granite signed a contract to begin the construction of the distribution/light industrial facility. Granite expects construction work to begin in the first quarter of 2021 and is currently engaged in pre-leasing activity. In regards to the acquired land in Fort Worth, Texas, Granite has commenced the early stages of development with permitting and design underway and expects no delays or disruptions at this time due to COVID-19. Despite limited disruption thus far as a result of COVID-19, the active development projects in Altbach, Germany, Houston, Texas and Fort Worth, Texas may be impacted by temporary delays due to work suspensions, labour shortages and delays in supply chains, all of which may impact timing of construction spending and expected completion dates. Further, due to market demand and other macro-economic factors, Granite may also experience delays to the commencement of construction for new development projects including the next phase of the development in Houston, Texas. For more information on Granite’s development projects, please see “SIGNIFICANT MATTERS — Construction, Development and Property Commitments”.

Granite’s current liquidity positions it well to capitalize on acquisition opportunities and to continue to execute on its strategic plan in 2021; however, Granite will act on its acquisition pipeline and other opportunities while considering the potential impact that COVID-19, both in the short-term and long-term, will have on its operations, cash flows and portfolio.

Consistent with its usual practice, Granite continues to review the value of its investment properties. The COVID-19 pandemic has not had a significant impact on the valuation of Granite’s investment properties. The duration of the COVID-19 pandemic, including further waves of new

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infections in the markets where Granite operates that have led to some targeted public health restrictions and reinstated emergency measures, cannot be predicted. As such, the length and full scope of the economic impact of COVID-19 and other consequential changes it will have on Granite’s business and operations in the long-term cannot be forecasted with certainty at this time. Certain aspects of Granite’s business and operations that could potentially be impacted include rental income, occupancy, capital expenditures, future demand for space, and market rents, all of which ultimately impact the underlying valuation of investment properties.

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Property Acquisitions

During the year ended December 31, 2020, Granite has acquired 24 income-producing industrial properties in Canada, the United States and the Netherlands, a property under development in the Netherlands (subsequently completed) and a parcel of development land in the United States. Property acquisitions consisted of the following:

Acquisitions (in millions, except as noted) Property Address	Location	Sq ft(1)	Weighted Average Lease Term, in years by sq ft(1)	Date Acquired	Property Purchase Price(2)	Stabilized Yield(1)
Acquired during the year ended December 31, 2020:

Property under development:
Aquamarijnweg 2 (3)	Bleiswijk, Netherlands	0.2	10.0	March 13, 2020	$35.6	4.2%
Income-producing properties:
Oude Graaf 15	Weert, Netherlands	0.2	10.0	May 1, 2020	31.9	4.9%
De Kroonstraat 1 (4)	Tilburg, Netherlands	0.5	10.0	July 1, 2020	71.7	4.3%
Francis Baconstraat 4	Ede, Netherlands	0.1	15.1	July 1, 2020	21.4	5.8%
5600-5630 Timberlea (5)	Mississauga, ON	0.1	5.6	September 28, 2020	19.5	4.1%
8995 Airport Road	Brampton, ON	0.1	4.9	September 1, 2020	22.2	5.1%
555 Beck Crescent	Ajax, ON	0.1	10.0	September 30, 2020	15.4	4.6%
8500 Tatum Road (6)	Palmetto, GA	1.0	14.0	November 12, 2020	105.2	4.4%
Industrieweg 15	Voorschoten, Netherlands	0.4	5.8	November 20, 2020	24.6	5.9%
Zuidelijke Havenweg 2	Hengelo, Netherlands	0.3	15.0	December 4, 2020	46.2	4.2%
Beurtvaartweg 2-4, Sprengenweg 1-2	Nijmegen, Netherlands	0.3	10.0	December 18, 2020	39.1	6.0%
12 Tradeport Road	Hanover Township, PA	1.4	20.2	December 22, 2020	174.7	5.1%
250 Tradeport Road	Nanticoke, PA	0.6	5.9	December 22, 2020	79.8	5.1%

Midwest portfolio (five properties):
6201 Green Pointe Drive South	Groveport, OH	0.5	1.4
8779 Le Saint Drive	Hamilton, OH	0.3	2.5
8754 Trade Port Drive	West Chester, OH	0.5	5.4
445 Airtech Parkway	Indianapolis, IN	0.6	3.5	June 18, 2020	177.6	5.4%
5415 Centerpoint Parkway	Obetz, OH	0.5	9.5	July 8, 2020	45.1	5.4%

Memphis portfolio (three properties):
4460 East Holmes Road	Memphis, TN	0.4	7.1
4995 Citation Drive	Memphis, TN	0.4	2.8
8650 Commerce Drive	Southaven, MS	0.7	7.3	June 18, 2020	111.6	5.8%

Development land:

5005 Parker Henderson Road	Fort Worth, TX	N/A	N/A	June 8, 2020	8.9	N/A
		9.2			$1,030.5	5.1%

(1)	As at the date of acquisition except as noted in note 3 and 4 below.

(2)	Purchase price does not include transaction costs associated with property acquisitions.

(3)

Acquired as a property under development in March 2020; however, the development was completed and the tenant occupied the property as at September 1, 2020. The square feet, weighted average lease term and yield is based on the asset as-complete.

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(4)

The purchase price excludes construction costs and holdbacks of $12.4 million (€8.1million) related to a 0.1 million square foot expansion that was underway at the date of acquisition and completed and occupied by the tenant during the fourth quarter of 2020. The square footage and yield for this property represents the as-complete value.

(5)	Represents a complex of four properties located at 5600, 5610, 5620 and 5630 Timberlea Boulevard, Mississauga, Ontario.

(6)

The Trust acquired the leasehold interest in this property which resulted in the recognition of a right-of-use asset, including transaction costs of $105,373. The Trust will acquire freehold title to the property on December 1, 2029.

Fourth Quarter 2020 Acquisitions

On November 12, 2020, Granite acquired 8500 Tatum Road, a 1.0 million square foot, 36’ clear height modern warehouse distribution facility situated on 83.5 acres in the city of Palmetto, Georgia, for $105.2 million (US $80.3 million). The state-of-the-art facility was completed in 2019 and is 100% leased to PVH Corp. for a remaining lease term of 14.0 years, subject to contractual rent escalations. The property, which serves as PVH Corp.’s primary e-commerce distribution facility, was acquired at an in-going yield of 4.4%. The property is well positioned in Atlanta’s Palmetto sub-market within Atlanta’s I-85 logistical thoroughfare less than 15 miles from Hartsfield-Jackson Atlanta International Airport, the world’s busiest passenger airport. The property is approximately 4 miles from the Fairburn CSX Intermodal connecting Atlanta directly to the Port of Savannah and to Southern California.

On November 20, 2020, Granite acquired Industrieweg 15, a 0.4 million square foot, 30’-39’ clear height distribution facility situated on 15.0 acres in the city of Voorschoten, Netherlands for $24.6 million (€15.9 million). The logistics facility is 100% leased to Nippon Express for a remaining lease term of approximately 5.8 years, subject to annual inflationary adjustments, and was acquired at an in-going yield of approximately 5.9%. The property is located 15 minutes from downtown The Hague benefiting from close proximity to the A4 and A44 motorways which connect The Hague with Amsterdam and Schiphol International Airport. The proximity to the Hague and access to a population in excess of 3 million provides the site with future redevelopment potential as a last-mile e-commerce facility.

On December 4, 2020, Granite acquired Zuidelijke Havenweg 2, a 0.3 million square foot, 40’ clear height distribution facility situated on 9.5 acres in the city of Hengelo, Netherlands, for $46.2 million (€29.8 million). This modern logistics facility was completed in various phases between 2015 and 2018 and is 100% leased to Bolk Logistics for a remaining lease term of 15.0 years, subject to contractual rent escalations. The property is strategically located directly adjacent to the inland port Combi Terminal Twente, and is being acquired at an in-going yield of 4.2%. The property benefits from close-proximity to the A1 and A35 motorways and the Twentekanaal, an important link in the North Sea-Baltic shipping corridor.

On December 18, 2020, Granite acquired Beurtvaartweg 2-4 and Sprengenweg 1-2, two buildings totaling 0.3 million square feet situated on 13 acres in Nijmegen, Netherlands for $39.1 million (€25.2 million). The properties are 100% leased to De Klok Logistics B.V. for a remaining weighted average lease term of 10.0 years, subject to annual inflationary adjustments. The properties were acquired at an in-going yield of 6.0%. Strategically located in the city centre of Nijmegen, benefiting from close-proximity to the A12, A37 and A50 motorways and the barge terminal connecting to the Maas-Waal waterways.

On December 22, 2020, Granite acquired two modern distribution buildings totaling 2.0 million square feet situated on approximately 200.0 acres in Northeastern Pennsylvania for $254.5 million (US $194.6 million). Constructed in 2019, the properties are 100% leased to True Value Company

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and Spreetail for a remaining weighted average lease term of 15.8 years, subject to contractual rent escalations. The properties, which benefit from modern distribution features and significant tenant investment in the facilities, are being acquired at a stabilized yield, net of free rent, of 5.1%. The assets are well positioned along the I-81/I-78 Corridor, which is one of the most active and fastest-growing distribution nodes in the Northeastern U.S. and in close proximity to the population centres of the East coast.

Property Dispositions

During the year ended December 31, 2020, Granite disposed of three properties for total proceeds of $31.3 million. The three properties were tenanted by Magna, thereby reducing Granite’s overall exposure to Magna to 27% of total GLA and 36% of total annualized revenue as at December 31, 2020.

Dispositions (in millions, except as noted) Property Address	Location	Sq ft	Date Disposed	Sale Price(1)	Annualized Revenue
Disposed during the year ended December 31, 2020:
201 Patillo Road	Tecumseh, ON	0.3	September 14, 2020	$17.0	$1.3
2032 First Street Louth	St. Catharines, ON	0.1	September 14, 2020	6.5	0.5

11 Santiago Russinyol Street	Barcelona, Spain	0.1	October 23, 2020	7.8	0.6
		0.5		$31.3	$2.4

(1)	Sale price does not include transaction costs associated with disposition.

On January 28, 2021, the Trust disposed of one property located in Redditch, United Kingdom for gross proceeds of $10.6 million (£6.0 million). See “Subsequent Events”.

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Construction, Development and Property Commitments

Granite had the following construction and development commitments as at December 31, 2020:

Commitments (in millions, except as noted) Property Location	Additional sq ft	Accruals/ Payments/ Deposits Made(1)	Future Commitments(2)	Total Cost	Year-One Stabilized Yield
As at December 31, 2020:
Development, construction or expansion:
Redevelopment in Altbach, Germany	0.3	$3.5	$30.9	$34.4	6.9%
Property under development in Houston, Texas	0.7	7.5	33.8	41.3	7.4%
Expansion of 2095 Logistics Drive, Mississauga, ON	0.1	0.3	10.8	11.1	7.7%
Tenant improvement commitment at developed property in Plainfield, Indiana	—	—	2.6	2.6	—%
Other construction commitments	—	1.5	1.9	3.4	—%
	1.1	$12.8	$80.0	$92.8	7.2%

(1)	As at December 31, 2020.

(2)	Includes signed contracts and future budgeted expenditures not yet contracted.

In December 2020, Granite signed a construction contract for the redevelopment of a 0.3 million square foot distribution/light industrial facility on Granite’s existing land in Altbach, Germany. The construction work is expected to commence in the first quarter of 2021.

At Granite’s greenfield site in Houston, Texas, speculative construction of the initial phase, consisting of two buildings totaling 0.7 million square feet, commenced in the fourth quarter of 2019. Site servicing is nearing completion and Granite is expecting to commence vertical construction in the second quarter of 2021.

Increase in Distributions

On November 4, 2020, the Trust increased its targeted annualized distribution by 3.4% to $3.00 ($0.25 per month) per stapled unit from $2.90 per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2020 and payable in mid-January 2021.

Equity Offering

On November 24, 2020, Granite completed an offering of 3,841,000 stapled units at a price of $75.00 per unit for gross proceeds of $288.1 million, including 501,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. The net proceeds received by Granite after deducting the total costs related to the offering were $275.9 million.

Debenture Offering

On December 18, 2020, Granite REIT Holdings Limited Partnership (“Granite LP”), a wholly-owned subsidiary of Granite, issued at par $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the “2030 Debentures”). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. Through a cross currency interest rate swap, Granite LP exchanged the Canadian dollar denominated principal and interest payments for Euro denominated payments, resulting in an effective fixed interest rate of 1.045% for the ten-year term of the Debentures (see “2030 Debentures and Cross Currency Interest Rate Swap”).

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Subsequent Events

On January 4, 2021, Granite LP redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures for a total redemption price of $254.0 million. In conjunction with the redemption, the 2021 Cross Currency Interest Rate Swap was terminated on January 4, 2021 and the related mark to market liability of $17.7 million was settled.

On January 28, 2021, Granite disposed of one property located in Redditch, United Kingdom for gross proceeds of $10.6 million (£6.0 million).

RESULTS OF OPERATIONS

Net Income

The following is a summary of financial information from the combined statements of net income for the three months and years ended December 31, 2020 and 2019, respectively:

Net Income

	Three Months Ended December 31,			Years Ended December 31,
(in millions, except as noted)	2020	2019	$ change	2020	2019	$ change
Rental revenue	$93.2	$73.6	19.6	$340.2	$272.8	67.4
Lease termination and close-out fees	—	—	—	—	0.9	(0.9)
Revenue	93.2	73.6	19.6	340.2	273.7	66.5
Property operating costs	15.7	9.7	6.0	47.2	35.4	11.8
Net operating income	77.5	63.9	13.6	293.0	238.3	54.7

General and administrative expenses	7.9	8.0	(0.1)	32.2	31.4	0.8
Depreciation and amortization	0.4	0.2	0.2	1.2	0.9	0.3
Interest income	(0.6)	(1.7)	1.1	(2.4)	(9.6)	7.2
Interest expense and other financing costs	10.8	7.0	3.8	35.8	29.9	5.9
Foreign exchange (gains) losses, net	(0.7)	0.4	(1.1)	(3.7)	1.6	(5.3)
Fair value gains on investment properties, net	(140.8)	(47.5)	(93.3)	(273.4)	(245.4)	(28.0)
Fair value losses (gains) on financial instruments, net	(1.3)	(1.0)	(0.3)	3.4	(1.2)	4.6
Loss on sale of investment properties, net	0.7	1.0	(0.3)	0.9	3.0	(2.1)
Other expense	—	2.7	(2.7)	—	2.7	(2.7)
Income before income taxes	201.1	94.8	106.3	499.0	425.0	74.0
Income tax expense	33.5	4.2	29.3	69.1	42.7	26.4
Net income	$167.6	$90.6	77.0	$429.9	$382.3	47.6

Net income attributable to:
Stapled unitholders	167.6	90.6	77.0	429.8	382.1	47.7
Non-controlling interests	—	—	—	0.1	0.2	(0.1)
	$167.6	$90.6	77.0	$429.9	$382.3	47.6

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Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates							Period End Exchange Rates
	Three Months Ended December 31,				Years Ended December 31,			December 31, 2020	December 31, 2019
	2020	2019	Change		2020	2019	Change			Change
$ per €1.00	1.553	1.462	6%		1.529	1.485	3%	1.560	1.455	7%
$ per US$1.00	1.303	1.320	(1%	)	1.341	1.327	1%	1.275	1.296	(2%	)

The average exchange rates of the Canadian dollar relative to the Euro for the three months and year ended December 31, 2020 compared to the prior year periods were higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s European operations.

For the three months ended December 31, 2020 compared to the prior year period, the average exchange rate of the Canadian dollar relative to the US dollar was lower, which on a comparative basis, decreased the Canadian dollar equivalent of revenue and expenses from Granite’s US operations.

For the year ended December 31, 2020 compared to the prior year period, the average exchange rates of the Canadian dollar relative to the US dollar was higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s US operations.

The period end exchange rate of the Canadian dollar relative to the Euro on December 31, 2020 was higher when compared to the December 31, 2019 exchange rate. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European operations was higher when compared to December 31, 2019.

The period end exchange rate of the Canadian dollar relative to the US dollar on December 31, 2020 was lower when compared to the December 31, 2019 exchange rate. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s US operations was lower when compared to December 31, 2019.

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three months and year ended December 31, 2020 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended December 31,	Years Ended December 31,
(in millions, except per unit information)	2020 vs 2019	2020 vs 2019
Increase in revenue	$1.2	$4.1
Increase in NOI — cash basis	1.3	3.8
Increase (decrease) in net income	(0.3)	3.9
Increase in FFO	0.7	3.5
Increase in AFFO	0.6	3.4
Increase in FFO per unit	$0.01	$0.06
Increase in AFFO per unit	$0.01	$0.06

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Operating Results

Revenue

Revenue

	Three Months Ended December 31,			Years Ended December 31,
	2020	2019	$ change	2020	2019	$ change
Rental revenue and amortization(1)	$78.1	$64.3	13.8	$295.2	$240.3	54.9
Tenant recoveries	15.1	9.3	5.8	45.0	32.5	12.5
Lease termination and close-out fees	—	—	—	—	0.9	(0.9)
Revenue	$93.2	$73.6	19.6	$340.2	$273.7	66.5

(1)	Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

Revenue for the three month period ended December 31, 2020 increased by $19.6 million to $93.2 million from $73.6 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q4 2020 vs Q4 2019 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $0.2 million from consumer price index based increases and $0.9 million from fixed contractual adjustments related to rent escalations;

•

the acquisitions of properties located in the United States, Canada and the Netherlands beginning in the fourth quarter of 2019 increased revenue by $18.9 million, which included $6.4 million of tenant recoveries;

•	revenue increased by $1.1 million due to various renewal and re-leasing activities for properties primarily in Canada and the United States;

•	the sale of properties located in Canada, the United States and Spain during the fourth quarter of 2019 and during 2020 decreased revenue by $1.7 million; and

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•

foreign exchange had a $1.2 million positive impact as the relative weakening and strengthening of the Canadian dollar against the Euro and US dollar, respectively, increased revenue by $1.7 million and decreased revenue by $0.5 million, respectively.

Revenue for the year ended December 31, 2020 increased $66.5 million to $340.2 million from $273.7 million in the prior year period. The components contributing to the change in revenue are detailed below:

Year 2020 vs Year 2019 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $1.1 million from consumer price index based increases and $2.6 million from fixed contractual adjustments related to rent escalations;

•	the acquisitions of properties located in the United States, Canada and the Netherlands during 2019 and 2020 increased revenue by $63.9 million, which included $14.4 million of tenant recoveries;

•	revenue increased by $3.1 million due to various renewal and re-leasing activities for properties located in Canada, the United States, the Netherlands and Poland;

•	revenue decreased by $0.9 million as a result of lease close-out fees received in 2019 for two properties in Canada that were disposed of in the prior year;

•	the sale of properties located in Canada, the United States and Spain during 2019 and 2020 decreased revenue by $6.3 million; and

•

foreign exchange had a net $4.1 million positive impact as the relative weakening of the Canadian dollar against the Euro and US dollar increased revenue by $3.1 million and $1.0 million, respectively.

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Revenue by major currency for the three month periods and years ended December 31, 2020 and 2019 was as follows:

Revenue by Currency

As a majority of the Trust’s revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps, forward currency contracts and foreign exchange collars, to partially hedge its exposure to foreign currencies and reduce the potential impact that foreign currency rate changes may have on Granite’s operating results, cash flows and distributions (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

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Net Operating Income

Net operating income (“NOI”) during the three months ended December 31, 2020 was $77.5 million compared to $63.9 million during the three months ended December 31, 2019. NOI in the year ended December 31, 2020 was $293.0 million compared to $238.3 million in the year ended December 31, 2019. NOI — cash basis excludes the impact of lease termination, close-out fees, straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI — cash basis was $76.3 million in the three months ended December 31, 2020 compared with $63.8 million in the prior year period, an increase of 19.6%. NOI — cash basis was $289.5 million in the year ended December 31, 2020 compared with $237.4 million in the year ended December 31, 2019, an increase of 21.9%.

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Same property NOI — cash basis in the three months ended December 31, 2020 was $61.8 million, compared with $59.1 million in the prior year period. Same property NOI — cash basis in the year ended December 31, 2020 was $221.1 million, compared to $209.6 million in the year ended December 31, 2019. The changes in NOI, NOI — cash basis and same property NOI — cash basis are detailed below:

Changes in NOI, NOI — Cash Basis and Same Property NOI — Cash Basis

	Sq ft(1) (in millions)	Three Months Ended December 31,				Sq ft(1)	Years Ended December 31,
		2020	2019	$ change	% change	(in millions)	2020	2019	$ change	% change
Revenue		$93.2	$73.6	19.6			$340.2	$273.7	66.5
Less: Property operating costs		(15.7)	(9.7)	(6.0)			(47.2)	(35.4)	(11.8)
NOI		$77.5	$63.9	13.6	21.3%		$293.0	$238.3	54.7	23.0%
Add (deduct):
Lease termination and close-out fees		—	—	—			—	(0.9)	0.9
Straight-line rent amortization		(2.6)	(1.4)	(1.2)			(8.8)	(5.1)	(3.7)
Tenant incentive amortization		1.4	1.3	0.1			5.3	5.1	0.2
NOI — cash basis	49.5	$76.3	$63.8	12.5	19.6%	49.5	$289.5	$237.4	52.1	21.9%
Less NOI — cash basis for:
Acquisitions	14.6	(14.1)	(3.4)	(10.7)		17.9	(66.3)	(21.0)	(45.3)
Dispositions, assets held for sale and developments	1.4	(0.4)	(1.3)	0.9		1.4	(2.1)	(6.8)	4.7
Same property NOI — cash basis	33.5	$61.8	$59.1	2.7	4.6%	30.2	$221.1	$209.6	11.5	5.5%

(1)

The square footage relating to the NOI — cash basis represents GLA of 49.5 million square feet as at December 31, 2020. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, and developments during the relevant period.

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Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite’s employee compensation expenses are included in property operating costs.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three months ended December 31, 2020 increased $12.5 million to $76.3 million from $63.8 million in the prior year period, representing an increase of 19.6%. NOI — cash basis for the year ended December 31, 2020 increased $52.1 million to $289.5 million from $237.4 million in the prior year period, representing an increase of 21.9%. These increases in NOI — cash basis in the three month period and year ended December 31, 2020 were a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to the properties acquired in 2019 and 2020.

Same property NOI — cash basis for the three months ended December 31, 2020 increased $2.7 million (4.6%) to $61.8 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of various leases for properties primarily located in the United States, Canada and the Netherlands and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro, partially offset by the slight strengthening of the Canadian dollar against the US dollar. Excluding the impact of foreign exchange, same property NOI — cash basis for the three month period ended December 31, 2020 would have increased by 2.1% relative to the prior year period.

Same property NOI — cash basis for the year ended December 31, 2020 increased $11.5 million (5.5%) to $221.1 million primarily due to the increase in contractual rents, re-leasing and renewals of various leases for properties located in the United States, Canada, the Netherlands and Austria, an expansion at a property in the United States and the favourable foreign exchange impact from the weakening of the Canadian dollar against the US dollar and the Euro. Excluding the impact of foreign exchange, same property NOI — cash basis for the year ended December 31, 2020 would have increased by 3.7% relative to the prior year period.

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NOI — cash basis for the three month periods and years ended December 31, 2020 and 2019 by geography was as follows:

NOI — Cash Basis by Geography

Granite’s property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

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Same property NOI — cash basis for the three month periods and years ended December 31, 2020 and 2019 by geography was as follows:

Same Property NOI — Cash Basis by Geography

	Three Months Ended December 31,			Years Ended December 31,
	2020	2019	% change	2020	2019	% change
Canada	$12.4	$11.3	9.7%	$40.3	$37.4	7.8%
United States	21.2	21.3	(0.5)%	71.7	66.6	7.7%
Austria	17.5	16.5	6.1%	69.1	67.0	3.1%
Germany	6.5	6.2	4.8%	25.3	24.4	3.7%
Netherlands	2.8	2.5	12.0%	9.3	8.9	4.5%
Europe — Other	1.4	1.3	7.7%	5.4	5.3	1.9%
Same Property NOI — cash basis	$61.8	$59.1	4.6%	$221.1	$209.6	5.5%

Same property NOI — cash basis for the three month period and year ended December 31, 2020 includes $0.4 million and $1.4 million, respectively, associated with a 0.3 million square foot building expansion at a property located in West Jefferson, Ohio that was completed in the prior year. Excluding the NOI associated with the expansion, same property NOI — cash basis would have increased 4.0% in the three month period ended December 31, 2020 (1.6% on a constant currency basis) and 4.8% in the year ended December 31, 2020 (2.9% on a constant currency basis) relative to the prior year periods.

Constant currency same property NOI — cash basis for the three month periods and years ended December 31, 2020 and 2019 by geography was as follows, which is calculated by converting the comparative same property NOI — cash basis at current exchange rates:

Constant Currency Same Property NOI — Cash Basis by Geography

	Three Months Ended December 31,			Years Ended December 31,
	2020	2019	% change	2020	2019	% change
Canada	$12.4	$11.3	9.7%	$40.3	$37.4	7.8%
United States	21.2	21.0	1.0%	71.7	67.4	6.4%
Austria	17.5	17.6	(0.6)%	69.1	69.0	0.1%
Germany	6.5	6.6	(1.5)%	25.3	25.1	0.8%
Netherlands	2.8	2.7	3.7%	9.3	9.1	2.2%
Europe — Other	1.4	1.3	7.7%	5.4	5.3	1.9%
Constant Currency Same Property NOI — cash basis (1)	$61.8	$60.5	2.1%	$221.1	$213.3	3.7%

(1)	Constant currency same property NOI — cash basis is calculated by converting the comparative same property NOI — cash basis at current FX rates.

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General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended December 31,			Years Ended December 31,
	2020	2019	$ change	2020	2019	$ change
Salaries and benefits	$4.0	$3.6	0.4	$15.1	$13.8	1.3
Audit, legal and consulting	0.8	0.8	—	3.4	4.3	(0.9)
Trustee/director fees and related expenses	0.4	0.3	0.1	1.4	1.4	—
Executive unit-based compensation expense including distributions	1.1	1.5	(0.4)	4.8	4.5	0.3
Fair value remeasurement of trustee/director and executive unit-based compensation plans	0.3	0.4	(0.1)	2.1	1.9	0.2
Other public entity costs	0.6	0.5	0.1	2.0	2.1	(0.1)
Office rents including property taxes and common area maintenance costs	0.1	0.1	—	0.4	0.4	—
Capital tax	—	0.1	(0.1)	0.6	0.4	0.2
Information technology	0.3	0.2	0.1	1.1	1.0	0.1
Other	0.3	0.5	(0.2)	1.3	1.6	(0.3)
General and administrative expenses	$7.9	$8.0	(0.1)	$32.2	$31.4	0.8

General and administrative expenses were $7.9 million for the three month period ended December 31, 2020 and decreased $0.1 million in comparison to the prior year period primarily as a result of the following:

•	a decrease in executive unit-based compensation expense due to the forfeitures of awards outstanding related to the departure of a former senior executive in 2020; and

•	a decrease in other general office and administrative expenses resulting from a reduction of travel and recruitment expenses in the fourth quarter of 2020, partially offset by;

•	an increase in salaries and benefits expense primarily due to additional employees in the United States and the Netherlands.

General and administrative expenses were $32.2 million for the year ended December 31, 2020 and increased $0.8 million in comparison to the prior year period primarily as a result of the following:

•

an increase in salaries and benefits expense primarily due to additional employees in the United States and the Netherlands and severance related to a departed senior executive in the third quarter of 2020, partially offset by the higher compensation costs related to the departure of the former CFO in the second quarter of 2019;

•	an increase in executive unit-based compensation expense due to greater awards outstanding under the plan; and

•

an increase in the fair value remeasurement expense associated with the trustee/director and executive unit-based compensation plans resulting from an increase in the market price of the Trust’s stapled units compared to the prior year period, partially offset by;

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•

a decrease in audit, legal and consulting expenses due to costs incurred in the prior year period associated with corporate advisory matters including internal reorganizations and administrative matters; and

•	a decrease in other general office and administrative expenses resulting from a reduction of travel and recruitment expenses in the current year period.

Interest Income

Interest income for the three month period ended December 31, 2020 decreased $1.1 million to $0.6 million from $1.7 million in the prior year period due to lower interest rates on invested cash. Interest income for the year ended December 31, 2020 decreased $7.2 million to $2.4 million from $9.6 million in the prior year period due to the reduction of average cash balances on hand and lower interest rates on invested cash.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended December 31, 2020 increased $3.8 million to $10.8 million from $7.0 million in the prior year period. Interest expense and other financing costs for the year ended December 31, 2020 increased $5.9 million to $35.8 million from $29.9 million in the prior year period. Both increases were primarily related to increased interest costs associated with higher debt balances resulting from the $500 million 2027 Debentures issued in June 2020 and the $500 million 2030 Debentures issued in December 2020.

As at December 31, 2020, Granite’s weighted average cost of interest-bearing debt was 2.21% (December 31, 2019 — 1.83%) and the weighted average debt term-to-maturity was 5.6 years (December 31, 2019 — 4.4 years).

Foreign Exchange Gains and Losses, Net

Granite recognized net foreign exchange gains of $0.7 million and foreign exchange losses of $0.4 million in the three month periods ended December 31, 2020 and 2019, respectively. The $1.1 million increase in net foreign exchange gains is primarily due to the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros as a result of the weakening of the Canadian dollar against these currencies and foreign exchange gains realized on the settlement of foreign exchange collar contracts.

Granite recognized net foreign exchange gains of $3.7 million and net foreign exchange losses of $1.6 million in the years ended December 31, 2020 and 2019, respectively. The $5.3 million increase in net foreign exchange gains is primarily due to the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros as a result of the weakening of the Canadian dollar against these currencies and foreign exchange gains realized on the settlement of foreign exchange collar contracts.

Fair Value Gains and Losses on Investment Properties, Net

Net fair value gains on investment properties were $140.8 million and $47.5 million in the three month periods ended December 31, 2020 and 2019, respectively. In the three month period ended December 31, 2020, net fair value gains of $140.8 million were primarily attributable to favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA (Canada) and across the United States as well as compression in discount and terminal capitalization rates for certain of the Trust’s modern warehouse properties in Germany and the Netherlands, partially offset by an increase in discount rates for certain properties located in Austria due to market conditions and the operating nature of the properties in this jurisdiction.

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Net fair value gains on investment properties in the three month period ended December 31, 2019 of $47.5 million were primarily attributable to (i) a compression in discount or terminal capitalization rates for certain properties primarily located in Canada and, to a lesser extent, the United States, Germany and the Netherlands which resulted from the continued market demand for industrial real estate and (ii) the favourable changes in leasing assumptions associated with fair market rent increases for certain properties located in Canada.

Net fair value gains on investment properties were $273.4 million and $245.4 million in the years ended December 31, 2020 and 2019, respectively. In the year ended December 31, 2020, net fair value gains of $273.4 million were attributable to various factors including (i) an increase in fair value for the acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, (ii) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and the United States and (iii) the increase in fair value of the recently developed property in Plainfield, Indiana as a result of executing a full building 10-year lease, partially offset by an increase in discount rates for certain properties located in Austria and Germany due to market conditions and the operating nature of the properties across these jurisdictions.

Net fair value gains on investment properties in the year ended December 31, 2019 of $245.4 million were attributable to various factors including (i) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain properties across Granite’s portfolio resulting from the continued market demand for warehouse distribution facilities.

Fair Value Gains and Losses on Financial Instruments, Net

Fair value gains on financial instruments for the three month periods ended December 31, 2020 and 2019 were $1.3 million and $1.0 million, respectively. Fair value losses on financial instruments for the year ended December 31, 2020 were $3.4 million and fair value gains on financial instruments for the year ended December 31, 2019 were $1.2 million. The fair value gains on financial instruments for the three months ended December 31, 2020 and the fair value losses on the financial instruments for the year ended December 31, 2020 are related to (i) the fair value change of the 2024 Cross Currency Interest Rate Swap and 2021 Cross Currency Interest Rate Swap and (ii) unrealized losses on foreign exchange forward contracts, partially offset by fair value gains on foreign exchange collar contracts. These derivatives have not been designated in a hedging relationship and are therefore recorded in the statements of net income.

Loss on Sale of Investment Properties, Net

The loss on sale of investment properties for the three month periods ended December 31, 2020 and 2019 was $0.7 million and $1.0 million, respectively. The loss on sale of investment properties for the years ended December 31, 2020 and 2019 was $0.9 million and $3.0 million, respectively. The loss on sale of investment properties is primarily related to broker commissions and legal and advisory costs associated with the dispositions or planned dispositions of assets held for sale.

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Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

	Three Months Ended December 31,			Years Ended December 31,
	2020	2019	$ change	2020	2019	$ change
Foreign operations	$1.7	$1.2	0.5	$6.7	$5.3	1.4
Withholding taxes	—	0.4	(0.4)	—	0.4	(0.4)
Related to sale of an investment property	0.7	—	0.7	0.7	—	0.7
Other	(1.3)	(1.9)	0.6	(0.8)	(0.6)	(0.2)
Current tax expense (recovery)	1.1	(0.3)	1.4	6.6	5.1	1.5
Deferred tax expense	32.4	4.5	27.9	62.5	37.6	24.9
Income tax expense	$33.5	$4.2	29.3	$69.1	$42.7	26.4

For the three months ended December 31, 2020, the current tax expense increased compared to the prior year period primarily due to the disposition of a property located in Spain in the current year period, a lower reversal of tax provisions compared to the prior year in Canada and Europe for taxation years that have become statute barred, the 2019 reorganization expenses incurred in Austria that were deductible for tax purposes favourably impacting current tax expenses, higher taxes in foreign jurisdictions as a result of acquisitions and the foreign exchange impact resulting from the relative weakening of the Canadian dollar on Euro denominated tax expense, partially offset by withholding taxes paid in 2019 on intercompany dividends.

For the year ended December 31, 2020, the current tax expense increased compared to the prior year period primarily due to the disposition of a property located in Spain in the current year period, the 2019 reorganization expenses incurred in Austria that were deductible for tax purposes favourably impacting current tax expenses, higher taxes in foreign jurisdictions as a result of acquisitions and the foreign exchange impact resulting from the relative weakening of the Canadian dollar on Euro denominated tax expense, partially offset by withholding taxes paid in 2019 on intercompany dividends and a higher reversal of tax provisions compared to the prior year in Canada and Europe for taxation years that have become statute barred.

The increase in deferred tax expense for the three months and year ended December 31, 2020 compared to the prior year period is primarily due to fair value gains on investment properties, partially offset by fair value losses in jurisdictions in which deferred taxes are recorded, as well as the foreign exchange impact resulting from the relative weakening of the Canadian dollar on US and Euro denominated tax expense and an increase in the deferred tax rate in foreign jurisdictions.

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Net Income Attributable to Stapled Unitholders

For the three month period ended December 31, 2020, net income attributable to stapled unitholders was $167.6 million compared to $90.6 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $93.3 million increase in fair value gains on investment properties and a $13.6 million increase in net operating income, partially offset by a $29.3 million increase in income tax expense and a $3.8 million increase in interest expense. The period-over-period variance is further summarized below:

Q4 2020 vs Q4 2019 Change in Net Income Attributable to Stapled Unitholders

For the year ended December 31, 2020, net income attributable to stapled unitholders was $429.8 million compared to $382.1 million in the prior year period. The $47.7 million net increase in net income attributable to stapled unitholders was primarily due to a $54.7 million increase in net operating income, a $28.0 million increase in net fair value gains on investment properties and a $5.3 million increase in foreign exchange gains, partially offset by a $26.4 million increase in income tax expense, a $7.2 million decrease in interest income due to lower interest rates in North America, a $5.9 million increase in interest expense as a result of the issuance of the 2027 Debentures and the 2030 Debentures and a $4.6 million increase in fair value losses on financial instruments. The period-over-period variance is further summarized below:

Year 2020 vs Year 2019 Change in Net Income Attributable to Stapled Unitholders

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Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three months and years ended December 31, 2020 and 2019 is presented below:

FFO AND AFFO(1) RECONCILIATION

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit information)		2020	2019	2020	2019

Net income attributable to stapled unitholders		$167.6	$90.6	$429.8	$382.1
Add (deduct):
Fair value gains on investment properties, net		(140.8)	(47.5)	(273.4)	(245.4)
Fair value (gains) losses on financial instruments		(1.3)	(1.0)	3.4	(1.2)
Loss on sale of investment properties		0.7	1.0	0.9	3.0
Current income tax expense associated with the sale of an investment property		0.7	—	0.7	—
Deferred income tax expense		32.4	4.5	62.5	37.6
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan		0.3	0.3	1.4	1.3
Non-controlling interests relating to the above		—	—	0.1	0.1
FFO	[A]	$59.6	$47.9	$225.4	$177.5
Add (deduct):
Maintenance or improvement capital expenditures incurred		(0.4)	(0.8)	(3.6)	(3.3)
Leasing commissions incurred(2)		(0.7)	(0.5)	(0.8)	(1.1)
Tenant allowances incurred		(1.2)	(0.3)	(1.8)	(0.5)
Tenant incentive amortization		1.3	1.3	5.3	5.2
Straight-line rent amortization		(2.5)	(1.4)	(8.8)	(5.1)
AFFO(1) (2)	[B]	$56.1	$46.2	$215.7	$172.7

Per unit amounts:
Basic and diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$1.00	$0.91	$3.98	$3.62
Basic and diluted AFFO per stapled unit(1)	[B]/[C] and [B]/[D]	$0.94	$0.88	$3.81	$3.52
Basic weighted average number of stapled units	[C]	59.4	52.6	56.6	49.0

Diluted weighted average number of stapled units	[D]	59.5	52.6	56.7	49.0

(1)

In the current year period, AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances paid. The AFFO metrics in the comparative period have been updated to conform to the current period’s presentation. AFFO as well as basic and diluted AFFO per unit for the three months ended December 31, 2019 were previously reported as $46.7 million and $0.89 per unit, respectively. AFFO as well as basic and diluted AFFO per unit for the year ended December 31, 2019 were previously reported as $172.8 million and $3.53 per unit, respectively. Both methods of calculation are in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”). There is no significant difference in these metrics as a result of the change in calculation.

(2)

In accordance with the REALPAC White Paper, leasing commissions incurred in the three months and year ended December 31, 2020 exclude $0.3 million of leasing commissions incurred on the lease-up of a recently acquired property in Memphis, Tennessee and deemed related to the overall acquisition costs. Leasing commissions incurred in the year ended December 31, 2020 exclude $1.9 million of leasing commissions incurred on the

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lease-up of a recently completed development property in Plainfield, Indiana in the second quarter of 2020, $0.5 million of leasing commissions incurred on the lease-up of a recently acquired property in Groveport, Ohio and $0.3 million of leasing commissions incurred on the lease-up of a recently acquired property in Memphis, Tennessee as previously mentioned and deemed related to the overall acquisition costs.

Funds From Operations

FFO for the three month period ended December 31, 2020 was $59.6 million ($1.00 per unit) compared to $47.9 million ($0.91 per unit) in the prior year period. The $11.7 million ($0.09 per unit) increase in FFO is summarized below:

Q4 2020 vs Q4 2019 Change in FFO

FFO for the year ended December 31, 2020 was $225.4 million ($3.98 per unit) compared to $177.5 million ($3.62 per unit) in the prior year period. The $47.9 million ($0.36 per unit) increase in FFO is summarized below:

Year 2020 vs Year 2019 Change in FFO

Included in FFO for the year ended December 31, 2020 is $1.1 million of severance costs associated with the departure of a senior executive. Excluding this severance expense, FFO

30    Granite REIT 2020

would be $226.5 million ($4.00 per unit). In comparison, excluding the net $2.0 million ($0.04 per unit), real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million), which resulted from an internal reorganization and the compensation costs of $2.5 million ($0.05 per unit) associated with the departure of the former CFO, FFO would have been $182.0 million ($3.71 per unit) in the prior year.

Adjusted Funds From Operations

As previously detailed in the FFO and AFFO reconciliation table, AFFO for the three month period ended December 31, 2020 was $56.1 million ($0.94 per unit) compared to $46.2 million ($0.88 per unit) in the prior year period. The $9.9 million ($0.06 per unit) increase in AFFO is summarized below:

Q4 2020 vs Q4 2019 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $11.7 million increase in FFO, as noted previously; and

•

a $0.4 million increase in AFFO from higher maintenance or improvement capital expenditures incurred in the prior year period relating to improvement projects in Thondorf, Austria and Bergen op Zoom, Netherlands, partially offset by;

•

a $0.9 million and $0.2 million decrease in AFFO from tenant allowances and leasing commissions incurred, respectively, primarily from re-leasing and renewal activities in the United States and Austria; and

•

a $1.1 million decrease in AFFO from tenant incentive and straight-line rent amortization, primarily from re-leasing and renewal activities and property acquisitions in Canada, the United States and the Netherlands.

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AFFO for the year ended December 31, 2020 was $215.7 million ($3.81 per unit) compared to $172.7 million ($3.52 per unit) in the prior year period. The $43.0 million ($0.29 per unit) increase in AFFO is summarized below:

Year 2020 vs Year 2019 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $47.9 million increase in FFO, as noted previously, partially offset by;

•	a $1.3 million decrease in AFFO from tenant allowances incurred, primarily from releasing and renewal activities in the United States and Austria; and

•	a $3.6 million decrease in AFFO from tenant incentive and straight-line rent amortization, primarily from releasing and renewal activities and property acquisitions in Canada and the United States.

Excluding the aforementioned severance of $1.1 million recognized in the year ended December 31, 2020, AFFO would be $216.8 million ($3.83 per unit). In comparison, excluding the net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million), which resulted from an internal reorganization and the compensation costs of $2.5 million ($0.05 per unit) associated with the departure of the former CFO, AFFO would have been $177.2 million ($3.62 per unit) in the prior year.

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities (“modern warehouse facilities”), which were recently acquired or newly developed/redeveloped, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties

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for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Properties under development are comprised of (i) 50.0 acres greenfield site in Houston, Texas for which speculative construction of the initial phase, consisting of two buildings totaling 0.7 million square feet, has begun and is expected to be completed in the fourth quarter of 2021 and (ii) a site in Altbach, Germany where the demolition of the property is complete and the construction of a distribution/light industrial facility was temporarily placed on hold during 2020 as a result of the COVID-19 pandemic. Construction contract pricing was completed during the fourth quarter of 2020 for this project. Granite now expects to move forward with this development in the first quarter of 2021 and is currently engaged in pre-leasing activity.

Land held for development comprises 36.0 acres of land in Fort Worth, Texas for the planned future development of a 0.6 million square foot e-commerce and logistics warehouse, the remaining 141.0 acres of land in Houston, Texas held for the future development of up to a 2.5 million square foot multi-phased business park capable of accommodating buildings ranging from 0.3 million to 1.2 million square feet (of which 0.7 million square feet is planned in the initial phase of construction, as noted above), 12.9 acres of development land in West Jefferson, Ohio and a 16.0-acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space.

Summary attributes of the investment properties as at December 31, 2020 and December 31, 2019 are as follows:

Investment Properties Summary

As at December 31,	2020	2019
(in millions, except as noted)
Investment properties — fair value	$5,855.6	$4,457.9
Income-producing properties	5,786.3	4,377.6
Properties under development	31.5	51.3
Land held for development	37.8	29.0
Overall capitalization rate(1)	5.6%	6.1%

Number of investment properties	115	91
Income-producing properties	108	85
Properties under development	3	3
Land held for development	4	3

Property metrics
GLA, square feet	49.5	40.0
Occupancy, by GLA	99.6%	99.0%
Weighted average lease term in years, by square footage	6.3	6.5
Total number of tenants	86	60
Magna as a percentage of annualized revenue(2)	36%	42%
Magna as a percentage of GLA	27%	35%

(1)	Overall capitalization rate pertains only to income-producing properties.
(2)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.

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The fair value of the investment properties by asset category as at December 31, 2020 and 2019 was as follows:

Fair Value of Investment Properties by Asset Category(1)

(1)	Number of properties denoted in parentheses.

Granite has a high-quality global portfolio of large-scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at December 31, 2020 and December 31, 2019 was as follows:

Fair Value of Investment Properties by Geography(1)

(1)	Number of properties denoted in parentheses.

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The change in the fair value of investment properties by asset category during the year ended December 31, 2020 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2020								December 31, 2020
	Investment properties	Fair value gains (losses)	Acquisitions	Disposals	Capital and leasing expenditures	Foreign exchange gains (losses)	Other changes	Transfers(1)	Investment properties
Modern warehouse facilities	$2,509.3	222.1	1,000.6	—	27.8	(38.7)	8.3	97.7	$3,827.1
Multi-purpose facilities	842.2	57.0	—	(31.3)	2.6	19.1	(0.1)	—	889.5
Special purpose properties	1,026.1	(5.3)	—	—	—	53.4	(4.5)	—	1,069.7
Income-Producing Properties	4,377.6	273.8	1,000.6	(31.3)	30.4	33.8	3.7	97.7	5,786.3
Properties Under Development	51.3	(0.1)	35.8	—	39.1	3.1	—	(97.7)	31.5
Land Held For Development	29.0	(0.3)	9.3	—	0.4	(0.6)	—	—	37.8
	$4,457.9	$273.4	$1,045.7	$(31.3)	$69.9	$36.3	$3.7	—	$5,855.6

(1)

The transfers are related to the reclassification of a property under development in Plainfield, Indiana to income-producing properties upon its completion during the second quarter of 2020 and the transfer of a property under development in Bleiswijk, Netherlands to income-producing properties upon its completion during the third quarter of 2020.

During the year ended December 31, 2020, the fair value of investment properties increased by $1,397.7 million primarily due to:

•

net fair value gains of $273.4 million which were attributable to various factors including (i) an increase in fair value for the acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, (ii) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in the GTA, Canada, (iii) the increase in fair value of the recently developed property in Plainfield, Indiana as a result of executing a full building 10-year lease with a new tenant and (iv) compression of terminal capitalization and discount rates across the United States and certain of the Trust’s modern warehouse properties in Germany and the Netherlands;

•

the acquisitions of 24 income-producing properties in Canada, the United States and the Netherlands, a property under development in the Netherlands and a parcel of development land in the United States for $1,045.7 million consisting of (i) a property in Weert, Netherlands for $31.9 million, (ii) five properties in Ohio and Indiana, United States for $222.7 million, (iii) three properties in Tennessee and Mississippi, United States for $111.6 million, (iv) a property under development in Bleiswijk, Netherlands for $35.6 million (completed in the third quarter and transferred to income-producing properties), (v) development land in Fort Worth, Texas for $8.9 million, (vi) two properties in Tilburg and Ede, Netherlands for $71.7 million and $21.4 million, respectively, (vii) six properties in the GTA, Canada for $57.0 million, (viii) one property in Palmetto, Georgia for $105.2 million, (ix) two properties in Pennsylvania for $254.5 million, (x) a property in Voorschoten, Netherlands for $24.6 million, (xi) a property in Hengelo, Netherlands for $46.2 million, (xii) two properties in Nijmegen, Netherlands for $39.1 million and (xiii) the associated transaction costs of $15.2 million (see “SIGNIFICANT MATTERS — Property Acquisitions”);

Granite REIT 2020    35

•

capital expenditures and leasing costs of $69.9 million, of which $39.1 million related to development of four properties under construction in Indiana and Texas, United States as well as Bleiswijk, Netherlands and Altbach, Germany. During the year ended December 31, 2020, the developments in Indiana and Bleiswijk were completed and subsequently transferred to income-producing properties. Capital expenditures relating to modern warehouse facilities include $8.6 million of construction costs incurred to complete outstanding construction at a property in Dallas, Texas which was acquired in November 2019 and $3.4 million of leasing commissions of which $2.6 million is related to recent acquisitions and completed developments; and

•

foreign exchange gains of $36.3 million, which include foreign exchange gains of $107.4 million resulting from the relative weakening of the Canadian dollar against the Euro and foreign exchange losses of $71.1 million resulting from the relative strengthening of the Canadian dollar against the US dollar.

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year ended December 31, 2020. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the audited combined financial statements for the year ended December 31, 2020. In addition, valuation metrics for Granite’s income-producing properties by asset category as at December 31, 2020 and December 31, 2019 were as follows:

Valuation Metrics by Income-Producing Property Asset Category

	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties		Total
As at December 31,	2020	2019	2020	2019	2020	2019	2020	2019
Overall capitalization rate(1)(2)	4.96%	5.42%	5.86%	6.28%	7.71%	7.44%	5.61%	6.06%
Terminal capitalization rate(1)	5.45%	5.97%	6.09%	6.44%	6.87%	7.03%	5.82%	6.32%
Discount rate(1)	5.90%	6.17%	6.76%	6.91%	7.77%	7.38%	6.38%	6.60%

(1)	Weighted based on income-producing property fair value.
(2)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

36    Granite REIT 2020

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at December 31, 2020 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	5,283.6	5,503.9	5,571.9
+25 bps	5,522.9	5,638.9	5,677.8
Base rate	$5,786.3	$5,786.3	$5,786.3
-25 bps	6,078.0	5,947.6	5,897.3
-50 bps	6,402.9	6,125.1	6,011.0

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio.    Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

Included in total capital expenditure and leasing cost additions to investment properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to investment properties to those included in AFFO for the three months and years ended December 31, 2020 and 2019 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Additions to investment properties:
Leasing costs	$0.9	$0.5	$3.4	$1.1
Tenant improvements(1)	1.2	0.3	1.8	0.5
Maintenance capital expenditures	0.8	0.8	4.0	3.3
Other capital expenditures	12.5	0.2	21.2	3.6
	$15.4	$1.8	$30.4	$8.5

Less:
Leasing costs related to acquisition activities	(0.3)	—	(0.8)	—
Leasing costs related to development activities	—	—	(1.9)	—
Capital expenditures related to property acquisitions	(12.8)	(0.2)	(21.5)	(3.6)
Capital expenditures and leasing costs included in AFFO	$2.3	$1.6	$6.2	$4.9

(1)	Tenant improvements include tenant allowances and landlord’s work.

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During the three month period ended December 31, 2020, included in total capital expenditures and leasing costs of $12.8 million are $12.4 million incurred in connection with the completed expansion of the recently acquired property in Tilburg, Netherlands and $0.4 million related to a property acquired in GTA, Canada during the third quarter. Leasing commissions for a recently acquired property in Memphis, Tennessee were $0.3 million.

During the year ended December 31, 2020, included in total capital expenditures and leasing costs are $21.5 million of costs incurred to complete outstanding construction at a recently acquired property in Dallas, Texas, an expansion at a property in Tilburg, Netherlands and a property in the GTA, Canada, $1.9 million of leasing commissions related to the lease-up at the recently completed development in Plainfield, Indiana and $0.8 million related to leasing commissions for two recently acquired properties acquired in the second quarter of 2020.

The capital expenditures and leasing costs incurred by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs — Trailing Eight Quarters

		Q4’20	Q3’20	Q2’20	Q1’20	Q4’19	Q3’19	Q2’19	Q1’19
Total capital expenditures incurred		$13.3	$2.2	$6.2	$3.4	$1.0	$1.5	$0.6	$3.9
Total leasing costs incurred		2.1	1.2	2.0	—	0.8	0.2	0.4	0.2
Total incurred	[A]	$15.4	$3.4	$8.2	$3.4	$1.8	$1.7	$1.0	$4.1
Less: Capital expenditures and leasing costs related to acquisitions and developments		(13.1)	(2.6)	(6.1)	(2.4)	(0.2)	(0.1)	(0.4)	(3.0)
Capital expenditures and leasing costs included in AFFO	[B]	$2.3	$0.8	$2.1	$1.0	$1.6	$1.6	$0.6	$1.1
GLA, square feet	[C]	49.5	45.4	44.3	40.0	40.0	34.9	34.5	32.8
$ total incurred per square feet	[A]/[C]	$0.31	$0.07	$0.19	$0.09	$0.05	$0.05	$0.03	$0.13
$ capital expenditures and leasing costs included in AFFO per square feet	[B]/[C]	$0.05	$0.02	$0.05	$0.03	$0.04	$0.05	$0.02	$0.03

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at December 31, 2020 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Target/ actual start date of construction	Target completion date	Actual construction costs as at December 31, 2020	Expected total construction cost(1)
As at December 31, 2020
Properties under development
Houston, Texas (Phase 1 only)	50.0	0.7	Q4 2019	Q4 2021	$7.5	$41.3
Altbach, Germany	13.0	0.3	Q1 2021	Q1 2022	3.5	34.4

Expansion project
2095 Logistics Drive, Mississauga, Ontario	9.0	0.1	Q4 2019	Q4 2021	0.3	11.0
	72.0	1.1			$11.3	$86.7

(1)	Construction cost excludes cost of land.

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In December 2020, the construction contract related to the 0.3 million square foot development project in Altbach, Germany was signed. Total costs incurred to date of $3.5 million include demolition and remediation of the property. The construction of the distribution/light industrial facility is expected to commence in the first quarter of 2021. Granite is currently engaged in pre-leasing activity for this property.

Leasing Profile

Magna, Granite’s Largest Tenant

During the year ended December 31, 2020, Granite continued to reduce its exposure to Magna through the disposition of three Magna-tenanted properties in Canada and Spain during the third and fourth quarters of 2020 (see “SIGNIFICANT MATTERS — Property Dispositions”). At December 31, 2020, Magna International Inc. or one of its operating subsidiaries was the tenant at 32 (December 31, 2019 — 35) of Granite’s income-producing properties and comprised 36% (December 31, 2019 — 42%) of Granite’s annualized revenue and 27% (December 31, 2019 — 35%) of Granite’s GLA.

According to public disclosures, Magna International Inc. has a credit rating of A3 with a “Negative Outlook” by Moody’s Investor Service, A- with a “Negative Outlook” by Standard & Poor’s and A(low) with a “Negative Trend” by DBRS Limited. As a result of the impact of COVID-19 on Magna’s global operations and the general negative outlook for the automotive sector, Magna’s credit ratings were recently amended by the rating agencies in June and July 2020 with negative outlooks. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:

•	the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•	rent escalations based on either fixed-rate steps or inflation;

•	renewal options tied to market rental rates or inflation;

•	environmental indemnities from the tenant; and

•	a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna’s success is primarily dependent upon the levels of North American, European and Chinese car and light truck production by Magna’s customers. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

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Other Tenants

In addition to Magna, at December 31, 2020, Granite had 85 other tenants from various industries that in aggregate comprised 64% of the Trust’s annualized revenue. Each of these tenants accounted for less than 7% of the Trust’s annualized revenue as at December 31, 2020.

Granite’s top 10 tenants by annualized revenue at December 31, 2020 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)
Magna	36%	27%	4.6	A(low)
Amazon	6%	5%	18.2	AA(low)
ADESA	2%	—%	8.6	NR
Restoration Hardware	2%	2%	7.3	NR
Hanon Systems	2%	1%	8.7	BBB
Spreetail FTP	2%	2%	5.8	NR
Ingram Micro	2%	2%	4.0	BB(high)
Cornerstone Brands	2%	2%	3.8	B(high)
Mars Petcare	2%	3%	1.3	NR
Wayfair	2%	2%	4.8	NR
Top 10 Tenants	58%	46%	6.3

(1)	Credit rating is quoted on the DBRS equivalent rating scale where publicly available. NR refers to Not Rated.
(2)	The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.

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Lease Expiration

As at December 31, 2020, Granite’s portfolio had a weighted average lease term by square footage of 6.3 years (December 31, 2019 — 6.5 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in December 2020 multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

	Total GLA	Total Lease Count	Total Annualized Revenue $	Vacancies	2021		2022		2023		2024		2025		2026		2027 and Beyond
Country				Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	5,891	30	52.2	—	316	2.9	347	2.9	380	2.3	642	5.4	1,449	10.6	258	2.3	2,499	25.8
Canada-committed	—	—	—	—	(316)	(2.9)	—	—	—	—	—	—	—	—	316	2.9	—	—
Canada — net	5,891	30	52.2	—	—	—	347	2.9	380	2.3	642	5.4	1,449	10.6	574	5.2	2,499	25.8
United States	27,518	59	153.5	90	679	3.8	3,843	18.5	4,346	20.2	2,822	14.6	1,309	6.7	2,314	12.2	12,115	77.5
United States-committed	—	—	—	—	(679)	(3.8)	—	—	—	—	—	—	—	—	87	0.7	592	3.1
United States — net	27,518	59	153.5	90	—	—	3,843	18.5	4,346	20.2	2,822	14.6	1,309	6.7	2,401	12.9	12,707	80.6
Austria	8,101	11	66.0	101	389	2.8	802	11.2	125	1.3	5,349	39.6	111	0.7	—	—	1,224	10.4
Austria-committed	—	—	—	—	(389)	(2.8)	—	—	—	—	—	—	—	—	389	2.8	—	—
Austria-net	8,101	11	66.0	101	—	—	802	11.2	125	1.3	5,349	39.6	111	0.7	389	2.8	1,224	10.4
Germany	3,504	11	25.8	—	548	3.9	283	2.3	1,947	14.7	—	—	195	1.4	303	1.7	228	1.8
Germany-committed	—	—	—	—	(428)	(3.1)	—	—	120	0.8	308	2.3	—	—	—	—	—	—
Germany-net	3,504	11	25.8	—	120	0.8	283	2.3	2,067	15.5	308	2.3	195	1.4	303	1.7	228	1.8
Netherlands	3,810	12	27.2	—	—	—	—	—	314	2.3	—	—	630	5.1	355	1.7	2,511	18.1
Europe Other	662	6	5.3	30	337	3.2	101	0.7	194	1.4	—	—	—	—	—	—	—	—
Europe Other committed	—	—	—	—	(37)	(0.3)	—	—	37	0.3	—	—	—	—	—	—	—	—
Europe Other- net	662	6	5.3	30	300	2.9	101	0.7	231	1.7	—	—	—	—	—	—	—	—
Total	49,486	129	330.0	221	2,269	16.6	5,376	35.6	7,306	42.2	8,813	59.6	3,694	24.5	3,230	17.9	18,577	133.6
Total-committed	—	—	—	—	(1,849)	(12.9)	—	—	157	1.1	308	2.3	—	—	792	6.4	592	3.1
As at December 31, 2020	49,486	129	330.0	221	420	3.7	5,376	35.6	7,463	43.3	9,121	61.9	3,694	24.5	4,022	24.3	19,169	136.7
% of portfolio as at December 31, 2020:
* by sq ft	100%			0.4%	0.9%		10.9%		15.1%		18.4%		7.5%		8.1%		38.7%
* by Annualized Revenue			100%			1.1%		10.8%		13.1%		18.8%		7.4%		7.4%		41.4%

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Occupancy Roll Forward

The tables below provide a summary of occupancy changes during the three months and year ended December 31, 2020.

Occupancy Roll Forward for Q4 2020

	Three Months Ended December 31, 2020
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe- Other	Total
Total portfolio size, Oct 1, 2020	5,891	24,536	8,101	3,504	2,648	751	45,431
Vacancy, Oct 1, 2020	—	(402)	(100)	—	—	—	(502)
Occupancy, Oct 1, 2020	5,891	24,134	8,001	3,504	2,648	751	44,929
Occupancy %, Oct 1, 2020	100.0%	98.4%	98.8%	100.0%	100.0%	100.0%	98.9%
Acquired occupancy		2,985	—	—	1,007	—	3,992
Completed expansion (Tilburg, Netherlands)	—	—	—	—	150	—	150
Dispositions	—	—	—	—	—	(90)	(90)
Expiries	(215)	(357)	—	(195)	—	(133)	(900)
Renewals	215	234	—	195	—	104	748
New Leases	—	435	—	—	—	—	435
Occupancy, December 31, 2020	5,891	27,431	8,001	3,504	3,805	632	49,264
Total portfolio size, December 31, 2020	5,891	27,521	8,101	3,504	3,805	662	49,484
Occupancy %, December 31, 2020	100.0%	99.7%	98.8%	100.0%	100.0%	95.5%	99.6%

Occupancy Roll Forward for Year 2020

	Year Ended December 31, 2020
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe - Other	Total
Total portfolio size, January 1, 2020	5,904	20,057	8,101	3,504	1,700	751	40,017
Vacancy, January 1, 2020	—	(402)	—	—	—	—	(402)
Occupancy, January 1, 2020	5,904	19,655	8,101	3,504	1,700	751	39,615
Occupancy %, January 1, 2020	100.0%	98.0%	100.0%	100.0%	100.0%	100.0%	99.0%
Acquired occupancy	346	6,953	—	—	1,716	—	9,015
Completed developments (Plainfield, Indiana and Bleiswijk)	—	511	—	—	239	—	750
Completed expansion (Tilburg, Netherlands)	—	—	—	—	150	—	150
Dispositions	(359)	—	—	—	—	(90)	(449)
Expiries	(608)	(1,281)	(100)	(195)	—	(133)	(2,317)
Renewals	608	1,073	—	195	—	104	1,980
New Leases	—	520	—	—	—	—	520
Occupancy, December 31, 2020	5,891	27,431	8,001	3,504	3,805	632	49,264
Total portfolio size, December 31, 2020	5,891	27,521	8,101	3,504	3,805	662	49,484
Occupancy %, December 31, 2020	100.0%	99.7%	98.8%	100.0%	100.0%	95.5%	99.6%

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LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $1,330.3 million as at December 31, 2020 compared to $797.7 million at December 31, 2019, as summarized below:

Sources of Available Liquidity

As at December 31,	2020	2019
Cash and cash equivalents	$831.3	$298.7
Unused portion of credit facility	499.0	499.0
Available liquidity	$1,330.3	$797.7

Additional sources of liquidity:
Unencumbered assets(1)	$5,855.6	$4,457.9

(1)

Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

The increase in liquidity is primarily due to net cash proceeds realized from the recent debenture and equity offerings completed in June, November and December 2020. Granite intends to use and has partially used the net proceeds of debenture and equity offerings to fund completed and potential acquisitions of properties, to repay debt and to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development projects and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flows from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets. For information about the impact of COVID-19 on Granite’s liquidity, please see “SIGNIFICANT MATTERS — COVID-19 Pandemic”.

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Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended December 31,			Years Ended December 31,
	2020	2019	$ change	2020	2019	$ change
Cash and cash equivalents, beginning of period	$539.7	$455.4	84.3	$298.7	$658.2	(359.5)
Cash provided by operating activities	58.4	50.1	8.3	244.3	183.4	60.9
Cash used in investing activities	(490.4)	(446.0)	(44.4)	(1,066.8)	(876.1)	(190.7)
Cash provided by financing activities	730.3	238.8	491.5	1,358.2	343.6	1,014.6
Effect of exchange rate changes on cash and cash equivalents	(6.7)	0.4	(7.1)	(3.1)	(10.4)	7.3
Cash and cash equivalents, end of period	$831.3	$298.7	532.6	$831.3	$298.7	532.6

Operating Activities

During the three month period ended December 31, 2020, operating activities generated cash of $58.4 million compared to $50.1 million in the prior year period. The increase of $8.3 million was due to various factors including, among others, a $13.6 million increase in net operating income, partially offset by a $6.2 million increase in interest paid due to higher debt balances resulting from the $500 million 2027 Debentures issued in June 2020 and the $500 million 2030 Debentures issued in December 2020.

In the year ended December 31, 2020, operating activities generated cash of $244.3 million compared to $183.4 million in the prior year period. The increase of $60.9 million was due to various factors including, among others, the following:

•	an increase of $54.7 million in net operating income; and

•

an increase of $19.6 million from cash provided by working capital changes primarily due to a decrease in accounts receivables and an increase in deferred revenue due to the timing of rent payments, partially offset by;

•	an increase in interest paid of $3.8 million due to higher debt balances as mentioned above;

•	an increase in leasing commissions paid of $1.6 million;

•	an increase in tenant allowances paid of $1.5 million; and

•	an increase of $2.7 million in income taxes paid.

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Investing Activities

Investing activities for the three month period ended December 31, 2020 used cash of $490.4 million and primarily related to the following:

•	the acquisitions of seven income-producing properties in the United States and the Netherlands for $480.3 million (see “SIGNIFICANT MATTERS — Property Acquisitions”); and

•

investment property expansion and development paid of $16.2 million relating to three properties in Texas, United States and Tilburg, Netherlands and maintenance and improvement capital expenditures paid of $0.6 million largely relating to capital expenditures at properties in Canada and the United States, partially offset by;

•	net proceeds of $6.9 million received from the disposition of an income-producing property in Spain for $7.8 million.

Investing activities for the three month period ended December 31, 2019 used cash of $446.0 million and primarily related to the following:

•

the acquisitions of five income-producing properties for $460.4 million consisting of one property in Greenwood, Indiana for $39.6 million, one property in Pooler, Georgia for $61.3 million, one property in Dallas, Texas for $243.3 million, two properties in Southaven, Mississippi for $115.3 million and the associated transaction costs of $0.9 million;

•	investment property development and expansion capital expenditures paid of $15.5 million primarily relating to the property under development in Plainfield, Indiana; and

•

a $17.1 million cash deposit held in escrow to complete construction work at the Dallas, Texas property acquired in the fourth quarter of 2019. As construction is completed, the constructions costs will be capitalized to the cost of the property. These cash outflows are partially offset by;

•	net proceeds of $47.3 million received from the disposition of a property in Canada and five properties in the United States.

Investing activities for the year ended December 31, 2020 used cash of $1,066.8 million and primarily related to the following:

•

the acquisitions of 24 income-producing properties in Canada, the United States and the Netherlands and a parcel of development land in the United States for $1,045.7 million and related working capital of $7.0 million acquired as part the acquisitions in Tilburg and Voorschoten, Netherlands (see “SIGNIFICANT MATTERS — Property Acquisitions”); and

•

investment property expansion and development paid of $49.6 million relating to four properties in Indiana and Texas, United States and as well as Bleiswijk and Tilburg, Netherlands and Altbach, Germany and maintenance and improvement capital expenditures paid of $5.4 million largely relating to capital expenditures at properties in Canada and the United States, partially offset by;

•

net proceeds of $42.5 million received from the disposition of three income-producing properties in Canada and Spain for $30.4 million and the receipt of a proceeds receivable related to the disposal of a property in South Carolina in September 2018 of $12.1 million.

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Investing activities for the year ended December 31, 2019 used cash of $876.1 million and primarily related to the following:

•

the acquisitions of ten income-producing properties in the United States and the Netherlands, the leasehold interest in two properties in Canada, a parcel of development land in the United States and the associated transactions costs for $930.9 million;

•

investment property development and expansion capital expenditures paid of $27.4 million relating to properties under development in Altbach, Germany, Plainfield, Indiana and Houston, Texas and the completed expansion at the property near Columbus, Ohio and maintenance and improvement capital expenditures paid of $2.9 million largely relating to improvement projects at a property in Novi, Michigan, a multi-tenanted property in Olive Branch, Mississippi and a property located in the Netherlands; and

•	a $17.1 million cash deposit held in escrow to complete construction work at the Dallas, Texas property as noted above. These cash outflows are partially offset by;

•	net proceeds of $85.5 million received from the dispositions of 13 properties in Canada and the United States; and

•	the receipt of a $16.8 million vendor take-back mortgage relating to the sale of four properties in Iowa in February 2019.

Financing Activities

Cash provided by financing activities for the three month period ended December 31, 2020 of $730.3 million largely comprised $497.2 million of proceeds from the senior unsecured debentures issued on December 18, 2020, net of issuance costs and $276.0 million of proceeds from the stapled unit offering completed on November 24, 2020, net of issuance costs, partially offset by $42.9 million of distribution payments.

Cash provided by financing activities for the three month period ended December 31, 2019 of $238.8 million comprised $281.6 million of proceeds from the stapled unit offering in October 2019, net of issuance costs, partially offset by $36.7 million of distribution payments.

Cash provided by financing activities for the year ended December 31, 2020 of $1,358.2 million largely comprised $994.2 million of proceeds from the June and December 2020 debenture offerings, net of issuance costs, and $552.9 million of proceeds from the June and November 2020 stapled unit offerings, net of issuance costs, partially offset by $163.1 million of distribution payments and $25.0 million relating to the repurchase of stapled units under the normal course issuer bid.

Cash provided by financing activities for the year ended December 31, 2019 of $343.6 million comprised $502.0 million of proceeds from the stapled unit offerings completed in April and October 2019, net of issuance costs, partially offset by $136.9 million of monthly distribution payments, $13.7 million relating to a special distribution payment and $6.8 million for the settlement of a cross currency interest rate swap.

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Debt Structure

Granite’s debt structure and key debt metrics as at December 31, 2020 and December 31, 2019 were as follows:

Summary Debt Structure and Debt Metrics

As at December 31,		2020	2019
Unsecured debt, net		$2,178.1	$1,187.0
Cross currency interest rate swaps, net (3)		85.6	30.3
Lease obligations		33.8	33.0
Total debt	[A]	$2,297.5	$1,250.3
Less: cash and cash equivalents		831.3	298.7
Net debt	[B]	$1,466.2	$951.6
Investment properties, all unencumbered by secured debt	[C]	$5,855.6	$4,457.9
Trailing 12-month adjusted EBITDA(1)	[D]	$264.5	$204.4
Interest expense		$35.8	$29.9
Interest income		(2.4)	(9.6)
Trailing 12-month interest expense, net	[E]	$33.4	$20.3
Debt metrics
Leverage ratio(1)	[A]/[C]	39%	28%
Net leverage ratio(1)	[B]/[C]	25%	21%
Interest coverage ratio(1)	[D]/[E]	7.9x	10.1x
Unencumbered asset coverage ratio(1)	[C]/[A]	2.5x	3.6x
Indebtedness ratio(1)	[A]/[D]	8.7x	6.1x
Weighted average cost of debt(2)		2.21%	1.83%
Weighted average debt term-to-maturity, in years(2)		5.6	4.4
Ratings and outlook
DBRS		BBB stable	BBB stable
Moody’s		Baa2 stable	Baa2 stable

(1)	Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)	Excludes lease obligations noted above.
(3)	Balance is net of the cross currency interest rate swap asset.

Unsecured Debt and Cross Currency Interest Rate Swaps

2030 Debentures and Cross Currency Interest Rate Swap

On December 18, 2020, Granite LP issued $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the “2030 Debentures”). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. At December 31, 2020, all of the 2030 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.1 million.

On December 18, 2020, Granite entered into a cross currency interest rate swap (the “2030 Cross Currency Interest Rate Swap”) to exchange the 2.378% semi-annual interest payments from the 2030 Debentures for Euro denominated interest payments at a 1.045% fixed interest rate. In addition, under the terms of the 2030 Cross Currency Interest Rate Swap, the Trust will pay principal proceeds of €319.4 million in exchange for which it will receive $500.0 million on December 18, 2030. As at December 31, 2020, the fair value of the 2030 Cross Currency Interest Rate Swap was a net financial liability of $10.5 million.

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2027 Debentures and Cross Currency Interest Rate Swap

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the “2027 Debentures”). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. At December 31, 2020, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.2 million.

On June 4, 2020, Granite entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the 2030 Cross Currency Interest Rate Swap, the Trust will pay principal proceeds of US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027. As at December 31, 2020, the fair value of the 2027 Cross Currency Interest Rate Swap was a net financial asset of $28.7 million.

2026 Term Loan and Cross Currency Interest Rate Swap

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At December 31, 2020, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.5 million.

On December 12, 2018, Granite entered into a cross currency interest rate swap (the “2026 Cross Currency Interest Rate Swap”) to exchange the CDOR plus margin interest payments from the term loan that originally matured in 2025 for Euro denominated payments at a 2.202% fixed interest rate. As a result of the term loan extension on November 27, 2019, the previously existing cross currency interest rate swap was settled for $6.8 million and a new cross currency interest rate swap was entered into. The 2026 Cross Currency Interest Rate Swap exchanges the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026. As at December 31, 2020, the fair value of the 2026 Cross Currency Interest Rate Swap was a net financial liability of $24.9 million.

2024 Term Loan and Cross Currency Interest Rate Swap

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At December 31, 2020, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $235.4 million.

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On December 19, 2018, Granite entered into a cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”) to exchange the LIBOR plus margin interest payments from the term loan that originally matured in 2022 for Euro denominated payments at a 1.225% fixed interest rate. On September 24, 2019, in conjunction with the term loan refinancing, the Trust entered into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”). The 2024 Cross Currency Interest Rate Swap exchanges the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the 2024 Cross Currency Interest Rate Swap, Granite will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024. As at December 31, 2020, the fair value of the 2024 Cross Currency Interest Rate Swap was a net financial liability of $25.4 million.

2023 Debentures and Cross Currency Interest Rate Swap

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At December 31, 2020, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $399.1 million.

On December 20, 2016, Granite entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. Under the terms of the 2023 Cross Currency Interest Rate Swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at December 31, 2020, the fair value of the 2023 Cross Currency Interest Rate Swap was a net financial liability of $36.5 million.

2021 Debentures and Cross Currency Interest Rate Swap

In July 2014, Granite LP issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the “2021 Debentures”). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. At December 31, 2020, all of the 2021 Debentures remained outstanding and the balance, net of deferred financing costs, was $249.9 million.

In July 2014, Granite entered into a cross currency interest rate swap (the “2021 Cross Currency Interest Rate Swap”) to exchange the 3.788% interest payments from the 2021 Debentures for Euro denominated payments at a 2.68% fixed interest rate. Under the terms of the 2021 Cross Currency Interest Rate Swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at December 31, 2020, the fair value of the 2021 Cross Currency Interest Rate Swap was a net financial liability of $17.0 million.

On January 4, 2021, Granite LP redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures for a total redemption price of $254.0 million. In conjunction with the redemption, the 2021 Cross Currency Interest Rate Swap was terminated on January 4, 2021 and the related mark to market liability of $17.7 million was settled.

The 2023 Debentures, the 2027 Debentures, the 2030 Debentures, the 2024 Term Loan and the 2026 Term Loan rank pari passu with all of the Trust’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The fair values of the cross currency interest rate swaps are dependent upon a number of assumptions including the Euro exchange rate against the Canadian or US dollars, the US dollar exchange rate against the Canadian dollar and the Euro, and Canadian and US government benchmark interest rates.

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Credit Facility

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. As at December 31, 2020, the Trust had no amounts drawn from the credit facility and $1.0 million in letters of credit issued against the facility.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At December 31, 2020, there were no significant changes in the debt ratios other than the temporary increase in the leverage ratio and indebtedness ratio arising from the debenture issuances completed on December 2020. Subsequent to year end, the leverage and indebtedness ratios were decreased as a result of the full redemption of the 2021 Debentures and termination of the 2021 Cross Currency Interest Rate Swap on January 4, 2021. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, term loans and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at December 31, 2020, Granite was in compliance with all of these covenants.

Credit Ratings

Upon issuance of the 2030 Debentures on December 18, 2020, Moody’s Investors Service, Inc. (“Moody’s”) assigned a credit rating of Baa2 with a stable outlook and DBRS assigned a credit rating of BBB with a stable trend to the 2030 Debentures. Upon issuance of the 2027 Debentures on June 4, 2020, Moody’s assigned a credit rating of Baa2 with a stable outlook and DBRS assigned a credit rating of BBB with a stable trend to the 2027 Debentures. On March 13, 2020, Moody’s confirmed its credit rating on the 2021 Debentures and the 2023 Debentures of Baa2 with a stable outlook. On April 2, 2020, DBRS confirmed the BBB rating on the 2021 Debentures and the 2023 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such rating.

Unitholders’ Equity

Outstanding Stapled Units

As at March 3, 2021, the Trust had 61,688,189 stapled units issued and outstanding.

As at March 3, 2021, the Trust had 92,956 restricted stapled units (representing the right to receive 92,956 stapled units) and 80,001 performance stapled units (representing the right to receive a maximum of 160,002 stapled units) outstanding under the Trust’s Executive Deferred Stapled Unit Plan. The Executive Deferred Stapled Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

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Distributions

On November 4, 2020, the Trust increased its targeted annualized distribution by 3.4% to $3.00 ($0.25 per month) per stapled unit from $2.90 per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2020 and payable in mid-January 2021.

Monthly distributions declared to stapled unitholders in the three month periods ended December 31, 2020 and 2019 were $44.3 million or 73.4 cents per stapled unit and $38.3 million or 70.8 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the years ended December 31, 2020 and 2019 were $165.4 million or $2.91 per stapled unit and $139.3 million or $2.81 per stapled unit, respectively.

The distributions declared in January 2021 in the amount of $15.4 million or 25.0 cents per stapled unit were paid on February 16, 2021 and the distributions declared in February 2021 of $15.4 million or 25.0 cents per stapled unit will be paid on March 15, 2021.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Net income	$167.6	$90.6	$429.9	$382.3
Cash flows provided by operating activities	58.4	50.1	244.3	183.4
Monthly cash distributions paid and payable	(44.3)	(38.3)	(165.4)	(139.3)
Cash flows from operating activities in excess of distributions paid and payable	$14.1	$11.8	$78.9	$44.1

Monthly distributions for the three month periods and years ended December 31, 2020 and 2019 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Equity Offerings

On November 24, 2020, Granite completed an offering of 3,841,000 stapled units at a price of $75.00 per unit for gross proceeds of $288.1 million, including 501,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. The net proceeds received by Granite after deducting the total costs related to the offering were $275.9 million.

On June 2, 2020, Granite completed an offering of 4,255,000 stapled units at a price of $68.00 per unit for gross proceeds of $289.3 million, including 555,000 stapled units issued pursuant to

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the exercise of the over-allotment option granted to the underwriters. The net proceeds received by Granite after deducting the total costs related to the offering were $276.9 million.

Granite has used a portion of the net proceeds from the offerings and intends to use the remaining proceeds to fund acquisitions, potential future acquisitions, commitments under existing development projects and for general trust purposes.

Normal Course Issuer Bid

On May 19, 2020, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 5,344,576 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2020 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2021. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 58,842 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2019 to May 20, 2020.

During the year ended December 31, 2020, Granite repurchased 490,952 stapled units for total consideration of $25.0 million at an average stapled unit cost of $50.95 per unit, significantly below its net asset value. During the year ended December 31, 2019, Granite repurchased 700 stapled units for consideration of less than $0.1 million, representing an average purchase price of $52.96 per unit.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. At December 31, 2020, the Trust’s contractual commitments totaled $80.0 million comprised of construction and development projects. Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s credit facility.

In connection with an acquisition of an investment property located in Palmetto, Georgia on November 12, 2020, $72.1 million (US$55.0 million) of bonds were assumed. The authorized amount of the bonds is $70.1 million (US$55.0 million), of which $70.1 million (US$55.0 million) was outstanding as at December 31, 2020. The bonds provide for a real estate tax abatement for the acquired investment property. Through a series of transactions, the Trust is both the bondholder and the obligor of the bonds. Therefore, in accordance with IFRS, the bonds are not recorded in the combined balance sheet.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 10 and 21 to the audited combined financial statements for the year ended December 31, 2020.

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RELATED PARTY TRANSACTIONS

For a discussion of the Trust’s transactions with related parties, refer to note 19 of the audited combined financial statements for the year ended December 31, 2020.

NON-IFRS PERFORMANCE MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

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FFO and AFFO Payout Ratios

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)		2020	2019	2020	2019
Monthly distributions declared to unitholders	[A]	$44.3	$38.3	$165.4	$139.3
FFO		59.6	47.9	225.4	177.5
Add (deduct):
Lease termination and close-out fees		—	—	—	(0.9)
FFO adjusted for the above	[B]	$59.6	$47.9	$225.4	$176.6
AFFO		56.1	46.2	215.7	172.7
Add (deduct):
Lease termination and close-out fees		—	—	—	(0.9)
AFFO adjusted for the above	[C]	$56.1	$46.2	$215.7	$171.8
FFO payout ratio	[A]/[B]	74%	80%	73%	79%
AFFO payout ratio	[A]/[C]	79%	83%	77%	81%

Net operating income — cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS — Net Operating Income”). NOI — cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI — cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income — cash basis

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS — Net Operating Income”). Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

Constant currency same property NOI

Constant currency same property NOI is a non-GAAP measure used by management in evaluating the performance of properties owned by Granite throughout the entire current and prior year periods on a constant currency basis. It is calculated by taking same property NOI as defined above and excluding the impact of foreign currency translation by converting the same property NOI denominated in foreign currency in the respective periods at the current period average exchange rates (see “RESULTS OF OPERATIONS — Net Operating Income”).

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Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties. Adjusted EBITDA, calculated on a 12-month trailing basis (“trailing 12-month adjusted EBITDA”), represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For years ended December 31	2020	2019
Net income	$429.9	$382.3
Add (deduct):
Lease termination and close-out fees	—	(0.9)
Interest expense and other financing costs	35.8	29.9
Interest income	(2.4)	(9.6)
Income tax expense	69.1	42.7
Depreciation and amortization	1.2	0.9
Fair value gains on investment properties, net	(273.4)	(245.4)
Fair value (gains) losses on financial instruments	3.4	(1.2)
Loss on sale of investment properties	0.9	3.0
Other expense	—	2.7
Adjusted EBITDA	$264.5	$204.4

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by

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the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(l) of the audited combined financial statements for the year ended December 31, 2020. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2020. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real

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estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three months and year ended December 31, 2020. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “Investment Properties” section and note 4 of the audited combined financial statements for the year ended December 31, 2020 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

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NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

New accounting standards issued but not yet adopted in the audited combined financial statements for the year ended December 31, 2020 are described below.

Agenda Decision — IFRS 16, Leases

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16, Leases (the “Decision”) and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. As of December 31, 2020, the Trust completed the impact assessment and determined that there is no material impact from the adoption of this interpretation on its combined financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The President and Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust’s disclosure controls and procedures as defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934 as of December 31, 2020 (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, the Trust’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Trust in the reports that they file or submit is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and (ii) accumulated and communicated to the Trust’s management, including their principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The Trust’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust.

The Trust’s internal control over financial reporting is a process designed by, or under the supervision of, the Trust’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Trust’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Trust’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Trust’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Trust’s assets that could have a material effect on the financial statements.

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Under the supervision and with the participation of the Trust’s President and Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Trust’s internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2020.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the Trust’s combined financial statements as at and for the year ended December 31, 2020 and whose report is included in the Trust’s annual report for fiscal 2020, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Trust’s internal control over financial reporting as of December 31, 2020. The attestation report precedes the audited financial statements included in the Trust’s annual report for fiscal 2020.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in the Trust’s internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2020 that have materially affected, or that are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite’s management, including the President and Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust’s controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2020.

Granite REIT 2020    59

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q4’20	Q3’20	Q2’20	Q1’20	Q4’19	Q3’19	Q2’19	Q1’19
Operating highlights(1)(2)
Revenue	$93.2	$87.9	$81.0	$78.1	$73.6	$68.8	$67.9	$63.4
NOI — cash basis(1)	$76.3	$74.5	$71.0	$67.8	$63.8	$60.3	$58.3	$55.1
Fair value gain on investment properties, net	$140.8	$62.1	$34.5	$36.0	$47.5	$78.2	$69.6	$50.1
Net income attributable to stapled unitholders	$167.6	$105.2	$75.7	$81.3	$90.6	$114.5	$98.7	$78.3
Cash provided by operating activities	$58.4	$66.1	$65.2	$54.6	$50.1	$42.8	$50.1	$40.4
FFO(1)	$59.6	$55.5	$53.5	$56.8	$47.9	$45.8	$43.1	$40.7
AFFO(1)(3)	$56.1	$52.7	$51.3	$55.6	$46.2	$44.4	$42.3	$39.8
FFO payout ratio(1)	74%	76%	75%	69%	80%	76%	81%	79%
AFFO payout ratio(1)(3)	79%	80%	78%	70%	83%	78%	83%	81%

Per unit amounts
Diluted FFO(1)	$1.00	$0.96	$0.97	$1.05	$0.91	$0.93	$0.89	$0.89
Diluted AFFO(1)(3)	$0.94	$0.91	$0.93	$1.03	$0.88	$0.90	$0.88	$0.87
Monthly distributions paid	$0.73	$0.73	$0.73	$0.73	$0.70	$0.70	$0.70	$0.70
Special distribution paid	—	—	—	—	—	—	—	$0.30
Diluted weighted average number of units	59.5	57.9	54.9	54.1	52.6	49.5	48.3	45.7

Financial highlights
Investment properties(4)	$5,855.6	$5,338.9	$5,097.3	$4,810.0	$4,457.9	$3,938.3	$3,799.1	$3,532.8
Assets held for sale	—	—	—	—	—	$48.3	$50.5	$38.7
Cash and cash equivalents	$831.3	$539.7	$617.2	$242.1	$298.7	$455.4	$496.9	$501.0
Total debt(5)	$2,297.5	$1,814.8	$1,800.5	$1,309.8	$1,250.3	$1,253.2	$1,285.6	$1,261.6
Total capital expenditures incurred	$13.3	$2.2	$6.2	$3.4	$1.0	$1.5	$0.6	$3.9
Total leasing costs incurred	$2.1	$1.2	$2.0	—	$0.8	$0.2	$0.4	$0.2

Property metrics(4)
Number of income-producing properties	108	102	94	85	85	80	79	77
GLA, square feet	49.5	45.4	44.3	40.0	40.0	34.9	34.5	32.8
Occupancy, by GLA	99.6%	98.9%	99.1%	99.0%	99.0%	99.7%	98.9%	98.8%
Weighted average lease term, years	6.3	5.9	6.1	6.3	6.5	6.0	6.0	6.1

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)

The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties. Explanations for specific changes in the quarterly financial data table above are as follows:

•

Q4’20 — Fair value gains on investment properties of $140.8 million were largely attributable to (i) favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties across the United States and certain warehouse properties in Germany and the Netherlands resulted from a greater market demand for industrial real estate.

•

Q3’20 — Fair value gains on investment properties of $62.1 million were largely attributable to favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA, Canada and across the United States as well as compression in discount and terminal capitalization rates for certain of the Trust’s modern warehouse properties in Germany and the Netherlands.

•

Q2’20 — Fair value gains on investment properties of $34.5 million were largely attributable to (i) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in

60    Granite REIT 2020

Canada and (ii) the increase in fair value of the recently developed property in Plainfield, Indiana as a result of executing a full building 10-year lease with a new tenant, marginally offset by an increase in discount rates for certain properties located in Austria due to market conditions and the nature of the tenants and properties in this jurisdiction.

•

Q1’20 — Fair value gains on investment properties of $36.0 million were attributable to various factors including an increase in fair value for the recently acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, partially offset by an increase in discount rates for properties located in Austria and Germany due to market conditions and the nature of the properties across these jurisdictions.

•

Q4’19 — Net income attributable to unitholders, cash provided by operating activities and FFO included a net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization.

•

Q3’19 — Fair value gains on investment properties of $78.2 million were largely attributable to (i) a compression in discount or terminal capitalization rates for certain properties primarily located in Canada and the United States and, to a lesser extent, in Europe, which resulted from the continued market demand for industrial real estate and (ii) the favourable changes in leasing assumptions associated with fair market rent increases for certain properties located in North America.

•

Q2’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included a $0.6 million lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.6 million lease termination and close-out fee as this revenue can be a source of variance between periods.

•

Q1’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $0.3 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.3 million lease termination and close-out fee as this revenue can be a source of variance between periods.

(3)

In the current year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances paid. The AFFO metrics in the comparative periods have been updated to conform to the current year’s presentation. AFFO as well as basic and diluted AFFO per unit for the three months ended December 31, 2019 were previously reported as $46.7 million and $0.89 per unit, respectively. AFFO as well as basic and diluted AFFO per unit for the year ended December 31, 2019 were previously reported as $172.8 million and $3.53 per unit, respectively. Both methods of calculation are in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”). AFFO for the three months and year ended December 31, 2020 have been adjusted to exclude leasing commissions incurred on the lease-up of new development properties in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”). Leasing commissions incurred in the three month periods ended December 31, 2020 exclude $0.3 million of leasing commissions incurred on the lease-up of a recently acquired property in Memphis, Tennessee. Leasing commissions incurred in the year ended December 31, 2020 exclude $1.9 million of leasing commissions incurred on the lease-up of a recently completed development property in Plainfield, Indiana in the second quarter of 2020, $0.5 million of leasing commissions incurred on the lease-up of a recently acquired property in Groveport, Ohio and $0.3 million of leasing commissions incurred on the lease-up of a recently acquired property in Memphis, Tennessee as previously mentioned and deemed related to the overall acquisition costs.

(4)	Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.
(5)	Total debt includes lease obligations recognized under IFRS 16, Leases.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of

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future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the properties in Mississauga, Ontario and Ajax, Ontario and the expected enhancement to the yields of such properties from such potential expansion and rental growth; the expected construction on and development yield of the acquired greenfield site in Houston, Texas; the expected development and construction of an e-commerce and logistics warehouse on recently acquired land in Fort Worth, Texas; the expected construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the completion of construction at the property in Dallas, Texas; the commencement of vertical construction at Granite’s development project in Houston, Texas; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn, on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2020 dated March 3, 2021, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2020 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information.

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Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

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Audited Combined Financial Statements

of Granite Real Estate Investment Trust

and Granite REIT Inc.

For the years ended December 31, 2020 and 2019

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Granite Real Estate Investment Trust and Granite REIT Inc. (collectively the “Trust”) is responsible for the preparation and presentation of the combined financial statements and all information included in the 2020 Annual Report. The combined financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and where appropriate, reflect estimates based on management’s best judgement in the circumstances. Financial information as presented elsewhere in the 2020 Annual Report has been prepared by management to ensure consistency with information contained in the combined financial statements. The combined financial statements have been audited by independent auditors and reviewed by the Audit Committees and approved by both the Board of Trustees of Granite Real Estate Investment Trust and the Board of Directors of Granite REIT Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Trust’s assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2020 and based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting was effective. The Trust’s President and Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”), has provided a SOX-related certification in connection with the Trust’s annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. In accordance with National Instrument 52-109, a similar certification has been provided to the Canadian Securities Administrators.

The Trust’s Audit Committees are appointed by their respective Boards and are comprised solely of outside independent Directors or Trustees. The Audit Committees meet periodically with management, as well as with the independent auditors, to satisfy themselves that each is properly discharging its responsibilities to review the combined financial statements and the independent auditors’ report and to discuss significant financial reporting issues and auditing matters. The Audit Committees report their findings to the Boards for consideration when approving the combined financial statements for issuance to the stapled unitholders.

The combined financial statements and the effectiveness of internal control over financial reporting have been audited by Deloitte LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the stapled unitholders. The Auditors’ Reports outline the nature of their examination and their opinion on the combined financial statements of the Trust and the effectiveness of the Trust’s internal control over financial reporting. The independent auditors have full and unrestricted access to the Audit Committees.

Kevan Gorrie	Teresa Neto
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada,

March 3, 2021

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Granite Real Estate Investment Trust and subsidiaries and Granite REIT Inc. (collectively, the “Trust”), as of December 31, 2020 and December 31, 2019, the related combined statements of net income, comprehensive income, unitholders’ equity and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes, (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Trust’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2021 expressed an unqualified opinion on the Trust’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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Fair Value of Investment Properties – Refer to Notes 2(d), 2(o) Estimates and Assumptions (i) and 4 of the Financial Statements

Critical Audit Matter Description

The Trust has elected the fair value model for all investment properties and, accordingly, measures all investment properties at fair value subsequent to initial recognition on the balance sheet. The Trust primarily uses a discounted cash flow model to estimate the fair value of investment properties. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices.

While there are several assumptions that are required to determine the fair value of all investment properties, the critical assumptions with the highest degree of subjectivity and impact on fair values are the expected future market rental rates, discount rates and capitalization rates, otherwise referred to herein as terminal capitalization rates. Auditing these critical assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the expected future market rental rates, discount rates and terminal capitalization rates used to determine the fair value of the investment properties included the following, among others:

•

Evaluated the effectiveness of controls over determining investment properties’ fair value, including those over the determination of the expected future market rental rates, the discount rates and terminal capitalization rates.

•

Evaluated the reasonableness of management’s forecast of expected future market rental rates by comparing management’s forecasts with historical results, internal communications to management and the Board of Directors and contractual information, where applicable.

•

With the assistance of our fair value specialists, evaluated the reasonableness of management’s forecast of expected future market rental rates, discount rates and terminal capitalization rates by considering recent market transactions and industry surveys.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 3, 2021

We have served as the Trust’s auditor since 2012.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Granite Real Estate Investment Trust and subsidiaries and Granite REIT Inc. (collectively, the “Trust”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the combined financial statements as at and for the year ended December 31, 2020, of the Trust and our report dated March 3, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 3, 2021

68    Granite REIT 2020

Combined Balance Sheets

(Canadian dollars in thousands)

As at December 31,	Note	2020	2019
ASSETS

Non-current assets:
Investment properties	4	$5,855,583	$4,457,899
Construction funds in escrow	6	8,402	16,767
Deferred tax assets	14(c)	4,730	4,057
Fixed assets, net		3,290	2,119
Cross currency interest rate swap	8(b)	28,676	—
Other assets	6	948	1,273
		5,901,629	4,482,115

Current assets:
Other receivable	7	—	11,650
Accounts receivable		6,746	7,812
Income taxes receivable		915	315
Prepaid expenses and other		6,902	3,387
Cash and cash equivalents	16(d)	831,280	298,677
Total assets		$6,747,472	$4,803,956

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	8(a)	$1,928,252	$1,186,994
Cross currency interest rate swaps	8(b)	97,311	30,365
Long-term portion of lease obligations	9	32,944	32,426
Deferred tax liabilities	14(c)	392,841	320,972
		2,451,348	1,570,757

Current liabilities:
Unsecured debt, net	8(a)	249,870	—
Cross currency interest rate swaps	8(b)	16,953	—
Deferred revenue	10	11,276	5,804
Accounts payable and accrued liabilities	10	61,197	50,183
Distributions payable	11	15,422	13,081
Short-term portion of lease obligations	9	829	619
Income taxes payable		18,373	15,402
Total liabilities		2,825,268	1,655,846

Equity:
Stapled unitholders’ equity	12	3,920,069	3,146,143
Non-controlling interests		2,135	1,967
Total equity		3,922,204	3,148,110
Total liabilities and equity		$6,747,472	$4,803,956

Commitments and contingencies (note 21)	On behalf of the Boards:
See accompanying notes
	/s/ Kelly Marshall	/s/ Gerald J. Miller
	Director/Trustee	Director/Trustee

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Combined Statements of Net Income

(Canadian dollars in thousands)

Years ended December 31,	Note	2020	2019
Rental revenue	13(a)	$340,199	$272,823
Lease termination and close-out fees		—	855
Revenue		340,199	273,678
Property operating costs	13(b)	47,164	35,364
Net operating income		293,035	238,314

General and administrative expenses	13(c)	32,203	31,419
Depreciation and amortization		1,151	906
Interest income		(2,372)	(9,613)
Interest expense and other financing costs	13(d)	35,839	29,941
Foreign exchange (gains) losses, net		(3,671)	1,633
Fair value gains on investment properties, net	4	(273,437)	(245,442)
Fair value losses (gains) on financial instruments, net	13(e)	3,402	(1,192)
Loss on sale of investment properties, net	5	901	3,045
Other expense	13(f)	—	2,675
Income before income taxes		499,019	424,942
Income tax expense	14	69,092	42,667
Net income		$429,927	$382,275

Net income attributable to:
Stapled unitholders		$429,804	$382,079
Non-controlling interests		123	196
		$429,927	$382,275

See accompanying notes

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Combined Statements of Comprehensive Income

(Canadian dollars in thousands)

Years ended December 31,	Note		2020	2019
Net income			$429,927	$382,275

Other comprehensive income (loss):
Foreign currency translation adjustment(1)			24,839	(173,341)
Unrealized (loss) gain on net investment hedges, includes income taxes of nil(1)	8	(b)	(45,093)	77,996
Total other comprehensive loss			(20,254)	(95,345)
Comprehensive income			$409,673	$286,930
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective (note 2(h)).
Comprehensive income attributable to:
Stapled unitholders			$409,514	$286,817
Non-controlling interests			159	113
			$409,673	$286,930

See accompanying notes

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Combined Statements of Unitholders’ Equity

(Canadian dollars in thousands)

Year Ended December 31, 2020
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2020	54,052	$2,608,050	$54,654	$367,249	$116,190	$3,146,143	$1,967	$3,148,110
Net income	—	—	—	429,804	—	429,804	123	429,927
Other comprehensive (loss) income	—	—	—	—	(20,290)	(20,290)	36	(20,254)
Stapled unit offering, net of issuance costs (note 12(d))	8,096	552,857	—	—	—	552,857	—	552,857
Distributions (note 11)	—	—	—	(165,404)	—	(165,404)	(170)	(165,574)
Contributions from non-controlling interests	—	—	—	—	—	—	179	179
Units issued under the stapled unit plan (note 12(b))	31	1,977	—	—	—	1,977	—	1,977
Units repurchased for cancellation (note 12(c))	(491)	(23,690)	(1,328)	—	—	(25,018)	—	(25,018)
As at December 31, 2020	61,688	$3,139,194	$53,326	$631,649	$95,900	$3,920,069	$2,135	$3,922,204

Year Ended December 31, 2019
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2019	45,685	$2,063,778	$95,787	$124,501	$211,452	$2,495,518	$1,467	$2,496,985
Net income	—	—	—	382,079	—	382,079	196	382,275
Other comprehensive loss	—	—	—	—	(95,262)	(95,262)	(83)	(95,345)
Stapled unit offering, net of issuance costs (note 12(d))	8,349	502,003	—	—	—	502,003	—	502,003
Distributions (note 11)	—	—	—	(139,331)	—	(139,331)	(150)	(139,481)
Contributions from non-controlling interests	—	—	—	—	—	—	537	537
Special distribution paid in units and immediately consolidated (note 11)	—	41,128	(41,128)	—	—	—	—	—
Units issued under the stapled unit plan (note 12(b))	20	1,207	—	—	—	1,207	—	1,207
Units repurchased for cancellation (note 12(c))	(2)	(66)	(5)	—	—	(71)	—	(71)
As at December 31, 2019	54,052	$2,608,050	$54,654	$367,249	$116,190	$3,146,143	$1,967	$3,148,110

See accompanying notes

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Combined Statements of Cash Flows

(Canadian dollars in thousands)

Years ended December 31,	Note	2020	2019
OPERATING ACTIVITIES

Net income		$429,927	$382,275
Items not involving operating cash flows	16(a)	(199,581)	(196,583)
Leasing commissions paid		(2,953)	(1,307)
Tenant allowances paid		(2,019)	(513)
Current income tax expense	14(a)	6,591	5,071
Income taxes paid		(5,679)	(3,009)
Interest expense		34,048	29,275
Interest paid		(32,654)	(28,833)
Changes in working capital balances	16(b)	16,641	(2,945)
Cash provided by operating activities		244,321	183,431

INVESTING ACTIVITIES

Investment properties:
Property acquisitions	3	(1,045,659)	(930,878)
Working capital acquired on acquisitions		(7,006)	—
Proceeds from disposals, net	4, 5	42,508	85,536
Capital expenditures
— Maintenance or improvements		(5,376)	(2,889)
— Developments or expansions		(49,598)	(27,407)
— Costs to complete acquired property	4	(8,622)	—
Construction funds released from (in) escrow	6	8,622	(17,125)
Mortgage receivable proceeds	5	—	16,845
Fixed asset additions		(1,691)	(176)
Cash used in investing activities		(1,066,822)	(876,094)

FINANCING ACTIVITIES

Monthly distributions paid		(163,064)	(136,897)
Special distribution paid	11	—	(13,710)
Proceeds from unsecured debentures, net of financing costs	8(a)	994,185	—
Repayment of lease obligations	9	(638)	(598)
Settlement of cross currency swap	8(b)	—	(6,825)
Financing costs paid		(30)	(452)
Distributions to non-controlling interests		(170)	(150)
Contributions by non-controlling interests		—	225
Proceeds from stapled unit offerings, net of issuance costs	12(d)	552,932	502,003
Repurchase of stapled units	12(c)	(25,018)	(71)
Cash provided by financing activities		1,358,197	343,525
Effect of exchange rate changes on cash and cash equivalents		(3,093)	(10,431)
Net increase (decrease) in cash and cash equivalents during the year		532,603	(359,569)
Cash and cash equivalents, beginning of year		298,677	658,246
Cash and cash equivalents, end of year		$831,280	$298,677

See accompanying notes

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Notes to Combined Financial Statements

(All amounts in thousands of Canadian dollars unless otherwise noted)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust (“Granite REIT”) and one common share of Granite REIT Inc. (“Granite GP”). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and as subsequently amended on January 3, 2013 and December 20, 2017. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together “Granite” or the “Trust”) are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

These combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on March 3, 2021.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies described below were applied consistently to all periods presented in these combined financial statements.

(a)	Basis of Presentation and Statement of Compliance

The combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)	Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

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(c)	Trust Units

The stapled units are redeemable at the option of the holder and, therefore, are required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. The attributes of the stapled units meet the exemption conditions set out in IAS 32, Financial Instruments: Presentation and are, therefore, presented as equity on the combined balance sheets.

(d)	Investment Properties

The Trust accounts for its investment properties, which include income-producing properties, properties under development and land held for development, in accordance with IAS 40, Investment Property. For acquired investment properties that meet the definition of a business, the acquisition is accounted for as a business combination (note 2(e)); otherwise they are initially measured at cost including directly attributable expenses. Subsequent to acquisition, investment properties are carried at fair value, which is determined based on available market evidence at the balance sheet date including, among other things, rental revenue from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental revenue from future leases less future cash outflows in respect of capital expenditures. Gains and losses arising from changes in fair value are recognized in net income in the period of change.

Income-Producing Properties

The carrying value of income-producing properties includes the impact of straight-line rental revenue (note 2(l)), tenant incentives and deferred leasing costs since these amounts are incorporated in the determination of the fair value of income-producing properties.

When an income-producing property is disposed of, the gain or loss is determined as the difference between the disposal proceeds, net of selling costs, and the carrying amount of the property and is recognized in net income in the period of disposal.

Properties Under Development

The Trust’s development properties are classified as such until the property is substantially completed and available for occupancy. The initial cost of properties under development includes the acquisition cost of the land and direct development or expansion costs, including construction costs, borrowing costs and indirect costs wholly attributable to development. Borrowing costs are capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Trust’s average borrowing rate on existing debt. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing cost incurred on such borrowings less any investment income arising on temporary investment of these borrowings. The capitalization of borrowing costs is suspended if there are prolonged periods that development activity is interrupted. The Trust capitalizes direct and indirect costs, including property taxes and insurance of the development property, if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are wholly attributable to a project are capitalized as incurred.

If considered reliably measurable, properties under development are carried at fair value. Properties under development are measured at cost if fair value is not reliably measurable. In determining the fair value of properties under development consideration is given to, among other things, remaining construction costs, development risk, the stage of project completion and the reliability of cash inflows after project completion.

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(e)	Business Combinations

The Trust accounts for property acquisitions as a business combination if the particular assets and set of activities acquired can be operated and managed as a business in their current state for the purpose of providing a return to the unitholders. In accordance with IFRS 3, Business Combinations, the acquired set of activities and assets in an acquisition must include an input and a substantive process to qualify as a business. IFRS 3 amendments, effective January 1, 2020, provide for an optional concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The Trust applies the acquisition method to account for business combinations. The consideration transferred for a business combination is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Trust. The total consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are initially measured at fair value at the acquisition date.

The Trust recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

Acquisition related costs are expensed as incurred.

Any contingent consideration is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration that is recorded as an asset or liability is recognized in net income.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the identifiable net assets acquired. If the consideration transferred is lower than the fair value of the net assets acquired, the difference is recognized in net income.

(f)	Assets Held for Sale

Non-current assets (and disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when the asset is available for immediate sale in its present condition, management is committed to the sale and the sale is highly probable to occur within one year.

(g)	Foreign Currency Translation

The assets and liabilities of the Trust’s foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case, for material transactions, the exchange rates at the dates of those transactions are used. Exchange differences arising are recognized in other comprehensive income and accumulated in equity.

In preparing the financial statements of each entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the average rates of exchange prevailing in the period. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical

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cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in net income in the period in which they arise except for:

•	The effective portion of exchange differences on transactions entered into in order to hedge certain foreign currency risks are recognized in other comprehensive income;

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation) are recognized in other comprehensive income; and

•	Exchange differences on foreign currency borrowings related to capitalized interest for assets under construction are recognized in investment properties.

(h)	Financial Instruments and Hedging

Financial Assets and Financial Liabilities

The following summarizes the Trust’s classification and measurement basis of its financial assets and liabilities:

Classification and Measurement Basis
Financial assets
Construction funds in escrow	Amortized Cost
Long-term receivables included in other assets	Amortized Cost
Cross currency interest rate swaps	Fair Value
Other receivable (proceeds receivable associated with a property disposal)	Fair Value
Accounts receivable	Amortized Cost
Foreign exchange derivative contracts	Fair Value
Cash and cash equivalents	Amortized Cost

Financial liabilities
Unsecured debentures, net	Amortized Cost
Unsecured term loans, net	Amortized Cost
Cross currency interest rate swaps	Fair Value
Accounts payable and accrued liabilities	Amortized Cost
Foreign exchange derivative contracts	Fair Value
Distributions payable	Amortized Cost

The Trust recognizes an allowance for expected credit losses (“ECL”) for financial assets measured at amortized cost. The impact of the credit loss modeling process is summarized as follow:

•

The Trust did not record an ECL allowance against long-term receivables as historical experience of loss on these balances is insignificant and, based on the assessment of forward-looking information, no significant increases in losses are expected. The Trust will continue to assess the valuation of these instruments.

•

The Trust did not record an ECL allowance against accounts receivable and has determined that its internal processes of evaluating each receivable on a specific basis for collectability using historical experience and adjusted for forward-looking information, would appropriately allow the Trust to determine if there are significant increases in credit risk to then record a corresponding ECL allowance.

For financial liabilities measured at amortized cost, the liability is amortized using the effective interest rate method. Under the effective interest rate method, any transaction fees, costs, discounts and premiums directly related to the financial liabilities are recognized in net income over the expected life of the obligation.

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In regards to modifications to financial liabilities, when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, the adjustment to the amortized cost of the financial liability as a result of the modification or exchange is recognized in net income.

Derivatives and Hedging

Derivative instruments, such as the cross currency interest rate swaps and the foreign exchange forward contracts and collars, are recorded in the combined balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair value of derivative instruments which are not designated as hedges for accounting purposes are recognized in the combined statements of net income. The Trust utilizes derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Trust’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Trust applies hedge accounting to certain derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the Canadian dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated. In a net investment hedging relationship, the effective portion of foreign exchange gains or losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

(i)	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(j)	Fixed Assets

Fixed assets include computer hardware and software, furniture and fixtures and leasehold improvements, which are recorded at cost less accumulated depreciation. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures. Leasehold improvements are amortized over the term of the applicable lease. Fixed assets also include right-of-use assets identified in accordance with IFRS 16, Leases. Refer to note 2(k) for the measurement basis of right-of-use assets.

(k)	Leases

The Trust recognizes a right-of-use asset and a lease obligation at the lease commencement date, in accordance with IFRS 16, Leases. The Trust accounts for its right-of-use assets that do not meet the definition of investment property as fixed assets. The right-of-use asset is initially measured at cost and, subsequently, at cost less any accumulated depreciation and impairment, and adjusted for certain remeasurements of the lease obligation. When a right-of-use asset meets the definition of investment property, it is initially measured at cost and subsequently measured at fair value (note 2(d)).

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Trust’s incremental borrowing rate. Generally, the Trust uses its incremental borrowing rate as the discount rate.

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The lease obligation is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

(l)	Revenue Recognition

Where Granite has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Trust’s rental properties have been transferred to its tenants, the Trust’s leases are accounted for as finance leases. All of the Trust’s current leases are operating leases.

Revenue from investment properties include base rents earned from tenants under lease agreements, property tax and operating cost recoveries and other incidental income. Rents from tenants may contain rent escalation clauses or free rent periods which are recognized in revenue on a straight-line basis over the term of the lease. The difference between the revenue recognized and the contractual rent is included in investment properties as straight-line rents receivable. In addition, tenant incentives including cash allowances provided to tenants are recognized as a reduction in rental revenue on a straight-line basis over the term of the lease where it is determined that the tenant fixturing has no benefit to the property beyond the existing tenancy. Property tax and operating cost recoveries from tenants are recognized as revenue in the period in which applicable costs are incurred.

(m)	Unit-Based Compensation Plans

Incentive Stock Option Plan

Compensation expense for option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested. A liability is recognized for outstanding options based upon the fair value as the Trust is an open-ended trust making its units redeemable. During the period in which options are outstanding, the liability is adjusted for changes in the fair value with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as options are exercised and recorded in equity as stapled units along with the proceeds received on exercise.

Executive Deferred Stapled Unit Plan

The executive deferred stapled unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. Compensation expense for executive deferred stapled units granted under the plan is recognized in general and administrative expenses with a corresponding liability recognized based upon the fair value of the Trust’s stapled units as the Trust is an open-ended trust making its units redeemable. During the period in which the executive deferred stapled units are outstanding, for grants with no performance criteria, the liability is adjusted for changes in the market value of the Trust’s stapled unit, and for grants with performance criteria the liability is measured at fair value using the Monte Carlo simulation model (note 12), with both such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as deferred stapled units are settled for stapled units and recorded in equity.

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Director/Trustee Deferred Share Unit Plan

The compensation expense and a corresponding liability associated with the director/trustee deferred share unit plan is measured based on the market value of the underlying stapled units. During the period in which the awards are outstanding, the liability is adjusted for changes in the market value of the underlying stapled unit, with such positive or negative adjustments being recognized in general and administrative expenses in the period in which they occur. The liability balance is settled for cash when a director/trustee ceases to be a member of the Board.

(n)	Income Taxes

Operations in Canada

Granite qualifies as a mutual fund trust under the Income Tax Act (Canada) (the “Act”) and as such the Trust itself will not be subject to income taxes provided it continues to qualify as a REIT for purposes of the Act. A REIT is not taxable and not considered to be a Specified Investment Flow-through Trust provided it complies with certain tests and it distributes all of its taxable income in a taxation year to its unitholders.

The Trust’s qualification as a REIT results in no current or deferred income tax being recognized in the combined financial statements for income taxes related to the Canadian investment properties.

Operations in the United States

The Trust’s investment property operations in the United States are conducted in a qualifying United States REIT (“US REIT”) for purposes of the Internal Revenue Code of 1986, as amended. As a qualifying US REIT, it is not taxable provided it complies with certain tests in addition to the requirement to distribute substantially all of its taxable income.

As a qualifying US REIT, current income taxes on U.S. taxable income have not been recorded in the combined financial statements. However, the Trust has recorded deferred income taxes that may arise on the disposition of its investment properties as the Trust will likely be subject to entity level income tax in connection with such transactions pursuant to the Foreign Investment in Real Property Tax Act.

Operations in Europe

The Trust consolidates certain entities that continue to be subject to income tax.

Income taxes for taxable entities in Europe, as well as other entities in Canada or the United States subject to tax, are recorded as follows:

Current Income Tax

The current income tax expense is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

Deferred Income Tax

Deferred income tax is recorded, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and the amounts reported on the combined financial statements. Deferred income tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

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Deferred income tax assets are recognized to the extent that it is probable that deductions, tax credits or tax losses will be utilized.

Each of the current and deferred tax assets and liabilities are offset when they are levied by the same taxation authority in either the same taxable entity or different taxable entities within the same reporting group that settle on a net basis.

(o)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes.

Management believes that the judgments, estimates and assumptions utilized in preparing the combined financial statements are reasonable and prudent; however, actual results could be materially different and require an adjustment to the reported results.

Judgments

The following are the critical judgments that have been made in applying the Trust’s accounting policies and that have the most significant effect on the amounts recognized in the combined financial statements:

(i)	Leases

The Trust’s policy for revenue recognition is described in note 2(l). The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

(ii)	Investment properties

The Trust’s policy relating to investment properties is described in note 2(d). In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

(iii)	Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

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Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities include the following:

(i)	Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 4 for further information on the estimates and assumptions made by management.

(ii)	Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow method. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

(iii)	Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, the interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimate can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

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(p)	Future Accounting Policy Changes

As at December 31, 2020, there are no new accounting standards issued but not yet applicable to the combined financial statements except for the following:

Agenda Decision — IFRS 16, Leases

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16, Leases (the “Decision”) and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. As of December 31, 2020, the Trust completed the impact assessment and determined that there is no material impact from the adoption of this interpretation on its combined financial statements.

(q)	COVID-19 Pandemic

During the year ended December 31, 2020, the coronavirus disease (“COVID-19”) pandemic has resulted in governments across Granite’s operating markets enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity and capital markets have also experienced significant volatility and weakness during this time. Governments across the globe have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Granite is continuing to monitor the impact of the COVID-19 pandemic on its business, liquidity and results of operations.

During the year ended December 31, 2020, there has not been any significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Granite has received 100% of 2020 rents due, and 100% and 99.9%, respectively, of January and February 2021 rents to date. Granite has not recognized any provisions for uncollected rent at this time as all outstanding rental income has been received. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the year ended December 31, 2020 and Granite does not expect, at this time, that COVID-19 will have a significant impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the year ended December 31, 2020.

Granite continues to review its future cash flow projections and the valuation of its investment properties in light of the COVID-19 pandemic. The carrying value of Granite’s investment properties reflects its best estimate for the highest and best use as at December 31, 2020 (note 4). The duration of the COVID-19 pandemic, and the potential for further waves of new infections in the markets where Granite operates that could lead to the reinstatement of emergency measures, cannot be predicted. As such, the length and full scope of the economic impact of COVID-19 and other consequential changes it will have on Granite’s business and operations in the long-term cannot be forecasted with certainty at this time. Certain aspects of Granite’s business and operations that could potentially be impacted include rental income, occupancy, capital expenditures, future demand for space and market rents, all of which ultimately impact the underlying valuation of investment properties.

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3. ACQUISITIONS

During the years ended December 31, 2020 and 2019, property acquisitions consisted of the following:

2020 Acquisitions

Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost
Property under development:
Aquamarijnweg 2(1)	Bleiswijk, Netherlands	March 13, 2020	$35,632	$145	$35,777

Income-producing properties:
Oude Graaf 15	Weert, Netherlands	May 1, 2020	31,910	253	32,163
De Kroonstraat 1(2)	Tilburg, Netherlands	July 1, 2020	71,716	710	72,426
Francis Baconstraat 4	Ede, Netherlands	July 1, 2020	21,403	178	21,581
8995 Airport Road	Brampton, ON	September 1, 2020	22,173	593	22,766
555 Beck Crescent	Ajax, ON	September 30, 2020	15,350	407	15,757
8500 Tatum Road(3)	Palmetto, GA	November 12, 2020	105,184	189	105,373
Industrieweg 15	Voorschoten, Netherlands	November 20, 2020	24,577	1,708	26,285
Zuidelijke Havenweg 2	Hengelo, Netherlands	December 4, 2020	46,226	2,882	49,108
Beurtvaartweg 2-4, Sprengenweg 1-2	Nijmegen, Netherlands	December 18, 2020	39,067	2,531	41,598
12 Tradeport Road	Hanover Township, PA	December 22, 2020	174,722	2,212	176,934
250 Tradeport Road	Nanticoke, PA	December 22, 2020	79,776	1,074	80,850

Memphis portfolio (three properties):
4460 E. Holmes Road, 4995 Citation Drive and 8650 Commerce Drive	Memphis, TN, and Southaven, MS	June 18, 2020	111,590	497	112,087

Midwest portfolio (five properties):
6201 Green Pointe Drive South, 8779 Le Saint Drive, 8754 Trade Port Drive and 445 Airtech Parkway	Groveport, OH, Hamilton, OH, West Chester, OH, and Indianapolis, IN	June 18, 2020	177,647	801	178,448
5415 Centerpoint Parkway	Obetz, OH	July 8, 2020	45,092	256	45,348

Mississauga portfolio (four properties):
5600, 5610, 5620 and 5630 Timberlea Boulevard	Mississauga, ON	September 28, 2020	19,450	444	19,894

Development land:
5005 Parker Henderson Road	Fort Worth, TX	June 8, 2020	8,932	332	9,264
			$1,030,447	$15,212	$1,045,659

(1)

The development in Bleiswijk, Netherlands was completed in September 2020 and subsequently transferred to income-producing properties. The property purchase price includes a tenant allowance of $6.8 million (€4.4 million) paid in September 2020 associated with the acquisition.

(2)	Excludes construction costs and holdbacks of $12.4 million (€8.1million) related to a 0.1 million square foot expansion paid during the fourth quarter of 2020.
(3)

The Trust acquired the leasehold interest in this property which resulted in the recognition of a right-of-use asset, including transaction costs, of $105,373. The Trust will acquire freehold title to the property on December 1, 2029.

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2019 Acquisitions

Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost
Income-producing properties:
201 Sunridge Boulevard	Wilmer, TX	March 1, 2019	$58,087	$141	$58,228
3501 North Lancaster Hutchins Road	Lancaster, TX	March 1, 2019	106,120	168	106,288
2020 & 2095 Logistics Drive(1)	Mississauga, ON	April 9, 2019	174,106	146	174,252
1901 Beggrow Street	Columbus, OH	May 23, 2019	71,607	289	71,896
Heirweg 3	Born, Netherlands	July 8, 2019	25,704	1,640	27,344
1222 Commerce Parkway	Horn Lake, MS	August 1, 2019	24,492	231	24,723
831 North Graham Road	Greenwood, IN	October 4, 2019	39,581	40	39,621
100 Clyde Alexander Lane(2)	Pooler, GA	October 18, 2019	62,657	614	63,271
1301 Chalk Hill Road(3)	Dallas, TX	November 19, 2019	269,764	247	270,011
330-366 Stateline Road East	Southaven, MS	December 19, 2019	63,717	38	63,755
440-480 Stateline Road East	Southaven, MS	December 19, 2019	51,643	33	51,676

Development land:
6701, 6702 Purple Sage Road	Houston, TX	July 1, 2019	33,361	510	33,871
			$980,839	$4,097	$984,936

(1)	Includes a right-of-use asset related to the ground lease of $20.5 million.
(2)

The Trust acquired the leasehold interest in this property which resulted in the recognition of a right-of-use asset, including transaction costs, of $63,271. The Trust will acquire freehold title to the property on December 31, 2022.

(3)	Excludes cash held in escrow at December 31, 2019 to complete construction.

During the year ended December 31, 2020, the transaction costs of $15.2 million (2019 — $4.1 million), which included land transfer taxes and legal and advisory costs were first capitalized to the cost of the respective properties and then subsequently expensed to net fair value gains on investment properties on the combined statements of net income as a result of measuring the properties at fair value.

4. INVESTMENT PROPERTIES

As at December 31,	2020	2019
Income-producing properties	$5,786,338	$4,377,623
Properties under development	31,488	51,310
Land held for development	37,757	28,966
	$5,855,583	$4,457,899

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Changes in investment properties are shown in the following table:

Years Ended December 31,	2020			2019
	Income- producing properties	Properties under development	Land held for development	Income- producing properties	Properties under development	Land held for development
Balance, beginning of year	$4,377,623	$51,310	$28,966	$3,415,786	$17,009	$3,984
Maintenance or improvements	3,997	—	—	3,272	—	—
Leasing commissions	3,449	—	—	1,079	—	—
Tenant allowances	1,784	—	—	515	—	—
Developments or expansions	12,582	39,083	458	3,641	27,250	—
Acquisitions (note 3)	1,000,618	35,777	9,264	951,065	8,932	24,939
Costs to complete acquired property (note 6)	8,622	—	—	—	—	—
Disposals (note 5)	(31,276)	—	—	—	—	—
Transfer to income-producing properties	97,733	(97,733)	—	—	—	—
Classified as assets held for sale	—	—	—	(61,120)	—	—
Amortization of straight-line rent	8,842	—	—	5,074	—	—
Amortization of tenant allowances	(5,321)	—	—	(5,122)	—	—
Other changes	(16)	—	—	189	—	—
Fair value gains (losses), net	273,914	(145)	(332)	243,351	(135)	557
Foreign currency translation, net	33,787	3,196	(599)	(180,107)	(1,746)	(514)
Balance, end of year	$5,786,338	$31,488	$37,757	$4,377,623	$51,310	$28,966

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the year.

Refer to note 2(q) for a discussion of the impact of the COVID-19 pandemic on the Trust’s business and operations, including the valuation of investment properties.

Included in investment properties is $27.2 million (2019 — $18.9 million) of net straight-line rent receivables arising from the recognition of rental revenue on a straight-line basis over the lease term.

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Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 21).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases as at December 31, 2020 are as follows:

2021	$329,686
2022	323,125
2023	289,622
2024	211,997
2025	189,542
2026 and thereafter	1,042,995
$2,386,967

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at December 31,	2020			2019
	Weighted average(1)	Maximum	Minimum	Weighted average(1)	Maximum	Minimum
Canada
Discount rate	5.71%	6.25%	5.25%	5.90%	8.75%	5.25%
Terminal capitalization rate	5.22%	5.50%	4.75%	5.55%	8.00%	5.00%

United States
Discount rate	6.18%	9.25%	5.00%	6.41%	9.50%	5.00%
Terminal capitalization rate	5.58%	8.50%	4.75%	6.23%	8.75%	5.25%

Germany
Discount rate	6.85%	9.00%	5.50%	6.83%	8.25%	5.70%
Terminal capitalization rate	5.83%	8.25%	4.50%	6.31%	8.75%	5.00%

Austria
Discount rate	8.58%	10.50%	8.25%	7.96%	10.00%	7.00%
Terminal capitalization rate	7.47%	9.75%	7.00%	7.34%	9.75%	6.75%

Netherlands
Discount rate	4.99%	6.25%	4.40%	5.24%	6.00%	4.70%
Terminal capitalization rate	5.58%	7.40%	4.80%	6.14%	7.55%	5.60%

Other
Discount rate	7.32%	7.50%	7.00%	8.25%	10.00%	7.25%
Terminal capitalization rate	6.97%	9.75%	6.00%	8.20%	9.75%	6.25%

Total
Discount rate	6.38%	10.50%	4.40%	6.60%	10.00%	4.70%
Terminal capitalization rate	5.82%	9.75%	4.50%	6.32%	9.75%	5.00%

(1)	Weighted based on income-producing property fair value.

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The table below summarizes the sensitivity of the fair value of income-producing properties to changes in either the discount rate or terminal capitalization rate:

	Discount Rate		Terminal Capitalization Rate
Rate sensitivity	Fair value	Change in fair value	Fair value	Change in fair value
+50 basis points	$5,571,937	$(214,401)	$5,503,884	$(282,454)
+25 basis points	5,677,809	(108,529)	5,638,929	(147,409)
Base rate	5,786,338	—	5,786,338	—
-25 basis points	5,897,286	110,948	5,947,585	161,247
-50 basis points	$6,011,034	$224,696	$6,125,131	$338,793

5. DISPOSITIONS

During the year ended December 31, 2020, Granite disposed of three properties located in Canada and Spain. The disposed properties consist of the following:

Property	Location	Date disposed	Sale price
201 Patillo Road	Tecumseh, ON	September 14, 2020	$17,000
2032 First Street Louth	St. Catharines, ON	September 14, 2020	6,500
11 Santiago Russinyol Street	Barcelona, Spain	October 23, 2020	7,776
			$31,276

During the year ended December 31, 2019, Granite disposed of 13 properties located in Canada and the United States. The disposed properties consist of the following:

Property	Location	Date disposed	Sale price
3 Walker Drive	Brampton, ON	January 15, 2019	$13,380

Iowa properties (four properties):
403 S 8th Street	Montezuma, IA
1951 A Avenue	Victor, IA
408 N Maplewood Avenue	Williamsburg, IA
411 N Maplewood Avenue	Williamsburg, IA	February 25, 2019	22,323
375 Edward Street	Richmond Hill, ON	February 27, 2019	8,050
330 Finchdene Square	Toronto, ON	September 20, 2019	13,150
200 Industrial Parkway	Aurora, ON	November 4, 2019	10,010

Michigan properties (five properties):
1800 Hayes Street	Grand Haven, MI
3501 John F Donnelly Drive	Holland, MI
3601 John F Donnelly Drive	Holland, MI
3575 128th Avenue North	Holland, MI
6151 Bancroft Avenue	Alto, MI	December 4, 2019	38,852
			$105,765

The gross proceeds of $22.3 million (US$16.9 million) for the four properties in Iowa included a vendor take-back mortgage of $16.8 million (US$12.7 million) which was repaid on June 18, 2019.

During the year ended December 31, 2020, Granite incurred $0.9 million (2019 — $3.0 million) of broker commissions and legal and advisory costs associated with the disposal or planned disposal of the assets held for sale which are included in loss on sale of investment properties on the combined statements of net income. In connection with the disposal of a property in South Carolina in September 2018, on July 22, 2020, Granite settled the associated obligation in cash.

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Upon receipt of the proceeds receivable (note 10), a resulting gain of $0.4 million was realized which is included in the $0.9 million loss on sale of investment properties on the combined statement of net income. For the year ended December 31, 2019, the $3.0 million loss on sale of investment properties also included a $0.4 million gain relating to the adjustment in proceeds receivable associated with the property disposal in South Carolina.

6. NON-CURRENT ASSETS

Construction Funds In Escrow

On November 19, 2019, Granite acquired a developed property located at 1301 Chalk Hill Road, Dallas, Texas which had outstanding construction work. Consequently, $20.5 million (US$15.5 million) of the purchase price was placed in escrow to pay for the remaining construction costs. The funds are released from escrow as the construction is completed. As at December 31, 2020, $8.4 million (US$6.6 million) remained in escrow (2019 — $16.8 million (US$12.9 million)). As construction is completed, the construction costs are capitalized to the cost of the investment property. During the year ended December 31, 2020, $8.6 million (US$6.3 million) was released from escrow and capitalized to the property (note 4) (2019 — $3.7 million (US$2.6 million)).

Other Assets

As at December 31,	2020	2019
Deferred financing costs associated with the revolving credit facility	$599	$885
Long-term receivables	349	388
	$948	$1,273

7. CURRENT ASSETS

Other Receivable

On July 22, 2020, the full amount of the proceeds receivable of $12.1 million (US$9.0 million) associated with the disposal of a property in South Carolina in September 2018 was received. The estimated sale price for the property in 2018 was determined using an income approach that assumed a forecast consumer price index inflation factor at the date of disposition. Accordingly, the proceeds receivable was subject to change and was dependent upon the actual consumer price index inflation factor as at December 31, 2019. As at December 31, 2019, the proceeds receivable was $11.7 million (US$9.0 million).

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8. UNSECURED DEBT AND CROSS CURRENCY INTEREST RATE SWAPS

(a)	Unsecured Debentures and Term Loans, Net

As at December 31,		2020		2019
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2021 Debentures	July 5, 2021	$249,870	$250,000	$249,646	$250,000
2023 Debentures	November 30, 2023	399,066	400,000	398,746	400,000
2027 Debentures	June 4, 2027	497,179	500,000	—	—
2030 Debentures	December 18, 2030	497,060	500,000	—	—
2024 Term Loan	December 19, 2024	235,419	235,949	239,153	239,816
2026 Term Loan	December 11, 2026	299,528	300,000	299,449	300,000
		$2,178,122	$2,185,949	$1,186,994	$1,189,816

(1)

The amounts outstanding are net of deferred financing costs and, in the case of the term loans, debt modification losses. The deferred financing costs and debt modification losses are amortized using the effective interest method and are recorded in interest expense.

As at December 31,	2020	2019
Unsecured Debentures and Term Loans, Net
Non-current	$1,928,252	$1,186,994
Current	249,870	—
	$2,178,122	$1,186,994

2021 Debentures

On July 3, 2014, Granite REIT Holdings Limited Partnership (“Granite LP”), a wholly-owned subsidiary of Granite, issued at par $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the “2021 Debentures”). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. Deferred financing costs of $1.6 million were incurred and recorded as a reduction against the principal owing.

The 2021 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2021 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2021 Debenture, a price equal to which, if the 2021 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 46.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of July 5, 2021. Granite also has the option to redeem the 2021 Debentures at par plus any accrued and unpaid interest within one month of the maturity date of July 5, 2021.

On January 4, 2021, the Trust redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures (note 22). In conjunction with the redemption, the 2021 Cross Currency Interest Rate Swap was terminated on January 4, 2021 (note 22).

2023 Debentures

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”) at a nominal

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premium. Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. Deferred financing costs of $2.2 million were incurred and recorded as a reduction against the principal owing.

The 2023 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2023 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2023 Debenture, a price equal to which, if the 2023 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 62.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of November 30, 2023. Granite also has the option to redeem the 2023 Debentures at par plus any accrued and unpaid interest within two months of the maturity date of November 30, 2023.

2027 Debentures

On June 4, 2020, Granite LP issued at par $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the “2027 Debentures”). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. Deferred financing costs of $3.0 million were incurred in connection with the issuance of the 2027 Debentures and are recorded as a reduction against the principal owing.

The 2027 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2027 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2027 Debenture, a price equal to which, if the 2027 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 65.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of June 4, 2027. Granite also has the option to redeem the 2027 Debentures at par plus any accrued and unpaid interest within two months of the maturity date of June 4, 2027.

2030 Debentures

On December 18, 2020, Granite LP issued at par $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the “2030 Debentures”). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. Deferred financing costs of $3.0 million were incurred in connection with the issuance of the 2030 Debentures and are recorded as a reduction against the principal owing. As at December 31, 2020, deferred financing costs of $0.2 million remain to be paid.

The 2030 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2030 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2030 Debenture, a price equal to which, if the 2030 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 39.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 18, 2030. Granite also has the option to redeem the 2030 Debentures at par plus any accrued and unpaid interest within three months of the maturity date of December 18, 2030.

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2024 Term Loan

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. Deferred financing costs of $0.8 million were incurred and are recorded as a reduction against the principal owing. In addition, as a result of the extension in the maturity date in October 2019, Granite recorded a nominal loss in fair value (gains) losses on financial instruments on the combined statement of net income as a result of the debt modification.

In conjunction with the extension, the previously existing cross currency interest rate swap associated with the term facility was terminated on September 24, 2019 and blended into a new cross currency interest rate swap (note 8(b)).

2026 Term Loan

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. Deferred financing costs of $1.5 million were incurred and are recorded as a reduction against the principal owing. In addition, as a result of the extension in the maturity date in November 2019, Granite recorded a loss of $0.7 million in fair value (gains) losses on financial instruments on the combined statement of net income as a result of the debt modification.

In conjunction with the extension, the previously existing cross currency interest rate swap associated with the term facility was settled on November 27, 2019 and a new cross currency interest rate swap was entered into (note 8(b)).

The 2021 Debentures, 2023 Debentures, 2027 Debentures, 2030 Debentures, 2024 Term Loan and 2026 Term Loan rank pari passu with all of Granite LP’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

(b)	Cross Currency Interest Rate Swaps

As at December 31,	2020	2019
Financial asset at fair value
2027 Cross Currency Interest Rate Swap	$28,676	$—
Financial liabilities at fair value
2021 Cross Currency Interest Rate Swap	$16,953	$3,630
2023 Cross Currency Interest Rate Swap	36,540	24,298
2030 Cross Currency Interest Rate Swap	10,545	—
2024 Cross Currency Interest Rate Swap	25,370	1,202
2026 Cross Currency Interest Rate Swap	24,856	1,235
	$114,264	$30,365

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As at December 31,	2020	2019
Financial liabilities at fair value
Non-current	$97,311	$30,365
Current	16,953	—
	$114,264	$30,365

On July 3, 2014, the Trust entered into a cross currency interest rate swap (the “2021 Cross Currency Interest Rate Swap”) to exchange the 3.788% semi-annual interest payments from the 2021 Debentures for Euro denominated payments at a 2.68% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. On January 4, 2021, the 2021 Cross Currency Interest Rate Swap was terminated in conjunction with the redemption of the 2021 Debentures (note 22).

On December 20, 2016, the Trust entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% semi-annual interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023.

On September 24, 2019, in conjunction with a refinancing, the Trust entered into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”) to exchange the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the 2024 Cross Currency Interest Rate Swap, Granite will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024.

On November 27, 2019, also in conjunction with a refinancing, the Trust entered into a new cross currency interest rate swap (the “2026 Cross Currency Interest Rate Swap”) to exchange the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026.

On June 4, 2020, the Trust entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027.

On December 18, 2020, the Trust entered into a cross currency interest rate swap (the “2030 Cross Currency Interest Rate Swap”) to exchange the 2.378% semi-annual interest payments from the 2030 Debentures for Euro denominated interest payments at a 1.045% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €319.4 million in exchange for which it will receive $500.0 million on December 18, 2030.

The cross currency interest rate swaps are designated as net investment hedges of the Trust’s investments in foreign operations. The effectiveness of the hedges is assessed quarterly. Gains and losses associated with the effective portion of the hedges are recognized in other comprehensive income. For the year ended December 31, 2020, the Trust has assessed the net investment hedge associated with each cross currency interest rate swap, except for the 2021

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Cross Currency Interest Rate Swap (from the period December 18 to December 31, 2020) and a portion of the 2024 Cross Currency Interest Rate Swap, to be effective.

On December 18, 2020, the Trust de-designated the 2021 Cross Currency Interest Rate Swap as a result of the designation of the 2030 Cross Currency Interest Rate Swap. Since the Trust did not employ hedge accounting for the 2021 Cross Currency Interest Rate Swap from December 18, 2020 to December 31, 2020, a fair value loss of less than $0.1 million is recognized in fair value losses (gains) on financial instruments, net (note 13(e)) in the combined statement of net income.

With the refinancing of the 2024 Term Loan in 2019, the Trust has assessed only the foreign exchange movements associated with the fair value change of the 2024 Cross Currency Interest Rate Swap to be effective. Accordingly, the change in fair value relating to foreign exchange movements on the 2024 Cross Currency Interest Rate Swap is recorded in other comprehensive income. For the year ended December 31, 2020, since there is no effective hedge for the interest and other movements associated with the fair value change of the 2024 Cross Currency Interest Rate Swap, a fair value loss of $5.9 million is recognized in fair value losses (gains) on financial instruments, net (note 13(e)) in the combined statement of net income.

The Trust has elected to record the differences resulting from the lower interest rates associated with the cross currency interest rate swaps in the combined statements of net income.

9. LEASE OBLIGATIONS

As at December 31, 2020, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations. During the year ended December 31, 2020, Granite recorded an additional right-of-use asset and related lease obligation of $0.6 million for office space in the United States.

Future minimum lease payments relating to the right-of-use assets as at December 31, 2020 in aggregate for the next five years and thereafter are as follows:

2021	$829
2022	554
2023	269
2024	258
2025	269
2026 and thereafter	31,594
$33,773

During the year ended December 31, 2020, the Trust recognized $1.6 million (2019 — $1.3 million) of interest expense, related to lease obligations (note 13(d)).

10. CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

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Bank Indebtedness

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. As at December 31, 2020, the Trust had no amounts drawn (2019 — nil) from the credit facility and $1.0 million (2019 — $1.0 million) in letters of credit issued against the facility.

Accounts Payable and Accrued Liabilities

As at December 31,	2020	2019
Accounts payable	$9,876	$6,840
Tenant security deposits	6,793	3,978
Employee unit-based compensation	7,118	5,586
Trustee/director unit-based compensation	5,219	3,301
Accrued salaries, incentives and benefits	5,783	5,416
Accrued interest payable	7,956	6,507
Accrued construction payable	6,285	5,933
Accrued professional fees	2,620	3,822
Accrued property operating costs	8,878	6,376
Accrual associated with a property disposal (note 7)	—	1,944
Other accrued liabilities	669	480
	$61,197	$50,183

In connection with the disposal of a property in South Carolina in September 2018, Granite retained an obligation to make certain repairs to the building. Accordingly, a liability was recorded at the time the property was disposed of, as determined using a third-party report. On July 22, 2020 in conjunction with the receipt of the proceeds receivable for this property disposal (note 7), Granite settled the obligation of $2.0 million in cash for $1.6 million.

11. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the year ended December 31, 2020 were $165.4 million (2019 — $139.3 million) or $2.91 per stapled unit (2019 — $2.81 per stapled unit).

Distributions payable at December 31, 2020 of $15.4 million (25.0 cents per stapled unit), representing the December 2020 monthly distribution, were paid on January 15, 2021. Distributions payable at December 31, 2019 of $13.1 million were paid on January 15, 2020 and represented the December 2019 monthly distribution.

Subsequent to December 31, 2020, the distributions declared in January 2021 in the amount of $15.4 million or 25.0 cents per stapled unit were paid on February 16, 2021 and the distributions declared in February 2021 of $15.4 million or 25.0 cents per stapled unit will be paid on March 15, 2021.

Granite paid a special distribution on January 15, 2019 of $1.20 per stapled unit, which comprised of 30.0 cents per unit payable in cash of $13.7 million and 90.0 cents per unit payable by the

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issuance of stapled units. Immediately following the issuance of the stapled units, the stapled units were consolidated such that each unitholder held the same number of stapled units after the consolidation as each unitholder held prior to the special distribution. In January 2019, upon the issuance of the stapled units, the stapled units account increased and contributed surplus decreased by $41.1 million, respectively.

12. STAPLED UNITHOLDERS’ EQUITY

(a)	Stapled Units

The stapled units consist of one unit of Granite REIT and one common share of Granite GP. Granite REIT is authorized to issue an unlimited number of units. Granite GP’s authorized share capital consists of an unlimited number of common shares without par value. Each stapled unit is entitled to distributions and/or dividends in the case of Granite GP as and when declared and, in the event of termination of Granite REIT and Granite GP, to the net assets of Granite REIT and Granite GP remaining after satisfaction of all liabilities.

(b)	Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at December 31, 2020 and December 31, 2019, there were no options outstanding under this plan.

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. The amounts deferred under the DSPs are reflected by notional deferred share units (“DSUs”) whose value at the time that the particular payment to the director is determined reflects the fair market value of a stapled unit. The value of a DSU subsequently appreciates or depreciates with changes in the market price of the stapled units. The DSPs also provide for the accrual of notional distribution equivalents on any distributions paid on the stapled units. Under the DSPs, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accumulated DSUs at such date. There is no option under the DSPs for directors to receive stapled units in exchange for DSUs.

A reconciliation of the changes in the notional DSUs outstanding is presented below:

	2020		2019
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	50	$48.01	44	$46.01
Granted	17	67.04	17	55.59
Settled	—	—	(11)	51.57
DSUs outstanding, December 31	67	$52.93	50	$48.01

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Executive Deferred Stapled Unit Plan

The Executive Stapled Unit Plan (the “Restricted Stapled Unit Plan”) of the Trust provides for the issuance of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) and is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the “Participants”). The maximum number of stapled units which may be issued pursuant to the Restricted Stapled Unit Plan is 1.0 million. The Restricted Stapled Unit Plan entitles a Participant to receive a stapled unit or a cash payment equal to the market value of the stapled unit, which on any date is the volume weighted average trading price of a stapled unit on the Toronto Stock Exchange or New York Stock Exchange over the preceding five trading days. The form of redemption of the stapled units is determined by the Compensation, Governance and Nominating Committee and is not at the option of the Participant. Vesting conditions in respect of a grant are determined by the Compensation, Governance and Nominating Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of stapled units. The Restricted Stapled Unit Plan also provides for the accrual of distribution equivalent amounts based on distributions paid on the stapled units. Stapled units are, unless otherwise agreed or otherwise required by the Restricted Stapled Unit Plan, settled within 60 days following vesting.

A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

	2020		2019
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RSUs and PSUs outstanding, January 1	145	$55.93	117	$50.34
New grants(1)	54	67.09	85	61.90
Forfeited	(7)	73.64	(2)	64.16
Settled in cash	(33)	55.70	(35)	52.91
Settled in stapled units	(31)	55.70	(20)	52.91
RSUs and PSUs outstanding, December 31(1)	128	$59.83	145	$55.93

(1)

New grants include 22.1 RSUs and 26.5 PSUs granted during the year ended December 31, 2020 (2019 — 54.1 RSUs and 24.6 PSUs). Total restricted stapled units outstanding at December 31, 2020 include a total of 73.7 RSUs and 54.6 PSUs granted (2019 — 116.3 RSUs and 29.1 PSUs).

The fair value of the outstanding RSUs was $4.6 million at December 31, 2020 and is based on the market price of the Trust’s stapled unit. The fair value is adjusted for changes in the market price of the Trust’s stapled unit and recorded as a liability in the employee unit-based compensation payables (note 10).

The fair value of the outstanding PSUs was $2.5 million at December 31, 2020 and is recorded as a liability in the employee unit-based compensation payables (note 10). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the Trust’s stapled units relative to the S&P/TSX Capped REIT Index.

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Grant Date	January 1, 2020, January 1, August 12, September 24, 2019 and November 16, 2018
PSUs granted	54,863
Term to expiry	2.0 years
Average volatility rate	42.5%
Weighted average risk free interest rate	0.2%

The Trust’s unit-based compensation expense recognized in general and administrative expenses was:

Years ended December 31,	2020	2019

DSPs for trustees/directors(1)	$1,918	$1,645
Restricted Stapled Unit Plan for executives and employees	6,198	5,839
Unit-based compensation expense	$8,116	$7,484

Fair value remeasurement expense included in the above:
● DSPs for trustees/directors	$728	$568
● Restricted Stapled Unit Plan for executives and employees	1,361	1,321
Total fair value remeasurement expense	$2,089	$1,889

(1)	In respect of fees mandated and elected to be taken as DSUs.

(c)	Normal Course Issuer Bid

On May 19, 2020, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 5,344,576 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2020 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2021. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 58,842 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2019 to May 20, 2020.

During the year ended December 31, 2020, Granite repurchased 490,952 stapled units (2019 —700 stapled units) at an average stapled unit cost of $50.95 for total consideration of $25.0 million (2019 — less than $0.1 million). The difference between the repurchase price and the average cost of the stapled units of $1.3 million (2019 — less than $0.1 million) was recorded to contributed surplus.

(d)	Stapled Unit Offerings

On November 24, 2020, Granite completed an offering of 3,841,000 stapled units at a price of $75.00 per unit for gross proceeds of $288.1 million, including 501,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $12.2 million and were recorded as a reduction to stapled unitholders’ equity. The net proceeds received by Granite after deducting the total costs related

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to the offering were $275.9 million. As at December 31, 2020, total costs related to the offering of $0.1 million remain to be paid.

On June 2, 2020, Granite completed an offering of 4,255,000 stapled units at a price of $68.00 per unit for gross proceeds of $289.3 million, including 555,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $12.4 million and were recorded as a reduction to stapled unitholders’ equity. The net proceeds received by Granite after deducting the total costs related to the offering were $276.9 million.

On April 30, 2019, Granite completed an offering of 3,749,000 stapled units at a price of $61.50 per unit for gross proceeds of $230.6 million, including 489,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $10.2 million and were recorded as a reduction to stapled unitholders’ equity. The net proceeds received by Granite after deducting the total costs related to the offering were $220.4 million.

On October 31, 2019, Granite completed an offering of 4,600,000 stapled units at a price of $64.00 per unit for gross proceeds of $294.4 million, including 600,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs relating to the offering totaled $12.8 million and were recorded as a reduction to stapled unitholders’ equity. The net proceeds received by Granite after deducting the total costs related to the offering were $281.6 million.

(e)	Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at December 31,	2020	2019

Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$188,169	$159,499
Fair value losses on derivatives designated as net investment hedges	(92,269)	(43,309)
	$95,900	$116,190

(1)	Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

13. RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a)	Rental revenue consists of:

Years ended December 31,	2020	2019
Base rent	$291,714	$240,345
Straight-line rent amortization	8,842	5,074
Tenant incentive amortization	(5,321)	(5,122)
Property tax recoveries	31,439	22,280
Property insurance recoveries	2,640	2,161
Operating cost recoveries	10,885	8,085
	$340,199	$272,823

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(b)	Property operating costs consist of:

Years ended December 31,	2020	2019
Non-recoverable from tenants:
Property taxes and utilities	$973	$1,096
Legal	160	189
Consulting	41	90
Environmental and appraisals	334	511
Repairs and maintenance	698	804
Other	616	558
	$2,822	$3,248
Recoverable from tenants:
Property taxes and utilities	$33,598	$23,784
Property insurance	2,946	2,391
Repairs and maintenance	3,916	2,733
Property management fees	2,793	2,001
Other	1,089	1,207
	$44,342	$32,116
Property operating costs	$47,164	$35,364

(c)	General and administrative expenses consist of:

Years ended December 31,	2020	2019
Salaries, incentives and benefits	$15,109	$13,753
Audit, legal and consulting	3,423	4,268

Trustee/director fees including distributions, revaluations and expenses(1)	2,108	1,976

RSU and PSU compensation expense including distributions and revaluations(1)	6,198	5,839
Other public entity costs	1,986	2,096

Office rents including property taxes and common area maintenance costs	424	379
Capital tax	568	454
Information technology costs	1,045	980
Other	1,342	1,674
	$32,203	$31,419

(1)	For fair value remeasurement expense amounts see note 12(b).

During the year ended December 31, 2020, Granite incurred $0.2 million of general and administrative expenses relating to COVID-19 (2019 — nil).

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(d)	Interest expense and other financing costs consist of:

Years ended December 31,	2020	2019
Interest and amortized issuance costs and modification losses relating to debentures and term loans	$32,632	$26,632

Amortization of deferred financing costs and other interest expense and charges	2,229	2,169
Interest expense related to lease obligations (note 9)	1,595	1,300
	$36,456	$30,101
Less: Capitalized interest	(617)	(160)
	$35,839	$29,941

(e)	Fair value losses (gains) on financial instruments, net, consist of:

Years ended December 31,	2020	2019
Foreign exchange forward contracts, net (note 17(a))	$93	$8
Foreign exchange collar contracts, net (note 17(a))	(2,627)	—
Losses on term loan debt modifications (note 8(a))	—	752
Cross currency interest rate swaps (note 8(b))	5,936	(1,952)
	$3,402	$(1,192)

For the year ended December 31, 2020, the fair value loss of $5.9 million is associated with the fair value movements of the 2021 Cross Currency Interest Rate Swap and 2024 Cross Currency Interest Rate Swap (note 8(b)). The Trust did not employ or partially employed hedge accounting for the derivatives and therefore the change in fair value is recognized in fair value losses (gains) on financial instruments, net, in the combined statement of net income (note 8(b)).

For the year ended December 31, 2019, the fair value gain of $2.0 million was associated with the fair value movement of the 2024 Cross Currency Interest Rate Swap. The Trust did not employ or partially employed hedge accounting for the derivative and therefore the change in fair value was recognized in fair value losses (gains) on financial instruments, net, in the combined statement of net income.

(f) During the year ended December 31, 2019, Granite incurred $2.7 million of real estate land transfer tax associated with an internal reorganization.

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14. INCOME TAXES

(a)	The major components of the income tax expense are:

Years ended December 31,	2020	2019
Current income tax:
Current taxes	$8,802	$6,069
Current taxes referring to previous periods	(2,472)	(1,526)
Withholding taxes and other	261	528
	$6,591	$5,071

Deferred income tax:
Origination and reversal of temporary differences	$176,351	$41,140
Impact of changes in tax rates	2,941	(1,678)
Benefits arising from a previously unrecognized tax loss that reduced:
— Current tax expense	(119,283)	(12)
— Deferred tax expense	—	(285)
Withholding taxes on profits of subsidiaries	6	(388)
Other	2,486	(1,181)
	$62,501	$37,596
Income tax expense	$69,092	$42,667

For the year ended December 31, 2020, there was $0.7 million of current tax expense associated with the disposition of a property in Spain. For the year ended December 31, 2019, there was no current tax expense associated with property dispositions.

(b)	The effective income tax rate reported in the combined statements of net income varies from the Canadian statutory rate for the following reasons:

Years ended December 31,	2020	2019
Income before income taxes	$499,019	$424,942

Expected income taxes at the Canadian statutory tax rate of 26.5% (2019 — 26.5%)	$132,240	$112,610
Income distributed and taxable to unitholders	(57,791)	(59,966)
Net foreign rate differentials	(9,954)	(7,526)
Net change in provisions for uncertain tax positions	(784)	72
Net permanent differences	(115)	519
Net effect of change in tax rates	2,941	(1,678)
Withholding taxes and other	2,555	(1,364)
Income tax expense	$69,092	$42,667

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(c)    Deferred tax assets and liabilities consist of temporary differences related to the following:

As at December 31,	2020	2019
Deferred tax assets:
Investment properties	$490	$83
Eligible capital expenditures	2,111	2,270
Other	2,129	1,704
Deferred tax assets	$4,730	$4,057
Deferred tax liabilities:
Investment properties	$396,326	$323,385
Withholding tax on undistributed subsidiary profits	149	134
Other	(3,634)	(2,547)
Deferred tax liabilities	$392,841	$320,972

(d)    Changes in the net deferred tax liabilities consist of the following:

Years ended December 31,	2020	2019
Balance, beginning of year	$316,915	$298,664
Deferred tax expense recognized in net income	62,501	37,596
Foreign currency translation of deferred tax balances	8,695	(19,345)
Net deferred tax liabilities, end of year	$388,111	$316,915

(e)    Net cash payments of income taxes amounted to $5.7 million for the year ended December 31, 2020 (2019 — $3.0 million) which included $0.1 million of withholding taxes paid (2019 — $0.4 million).

(f)    The Trust conducts operations in a number of countries with varying statutory rates of taxation. Judgment is required in the estimation of income tax expense and deferred income tax assets and liabilities in each of the Trust’s operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that deferred income tax assets will be realized and, based on all the available evidence, determining if a provision is required on all or a portion of such deferred income tax assets. The Trust reports a liability for uncertain tax positions (“unrecognized tax benefits”) taken or expected to be taken in a tax return. The Trust recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As at December 31, 2020, the Trust had $11.6 million (2019 — $11.4 million) of unrecognized income tax benefits, including $0.3 million (2019 — $0.3 million) related to accrued interest and penalties, all of which could ultimately reduce the Trust’s effective tax rate should these tax benefits become recognized. The Trust believes that it has adequately provided for reasonably foreseeable outcomes related to tax examinations and that any resolution will not have a material effect on the combined financial position, results of operations or cash flows. However, the Trust cannot predict with any level of certainty the exact nature of any future possible outcome.

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A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

As at December 31,	2020	2019
Unrecognized tax benefits balance, beginning of year	$11,422	$13,197
Decreases for tax positions of prior years	(2,370)	(3,056)
Increases for tax positions of current year	1,766	2,090
Foreign currency impact	750	(809)
Unrecognized tax benefits balance, end of year	$11,568	$11,422

It is reasonably possible that the gross unrecognized tax benefits, as of December 31, 2020, could decrease in the next 12 months. The quantum of the decrease could range between a nominal amount and $2.4 million (2019 — a nominal amount and $2.4 million) and relates primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing authorities and the outcome of current tax examinations. For the year ended December 31, 2020, $0.1 million of interest and penalties was recorded (2019 — $0.1 million) as part of the provision for income taxes in the combined statements of net income.

As at December 31, 2020, the following tax years remained subject to examination:

Major Jurisdictions
Canada	2014 through 2020
United States	2017 through 2020
Austria	2015 through 2020
Germany	2014 through 2020
Netherlands	2015 through 2020

As at December 31, 2020, the Trust has approximately $165.2 million of losses and other deductible temporary differences in various tax jurisdictions that the Trust believes is not probable that it will be realized. As a result, no deferred tax asset has been recognized for these losses and other deductible temporary differences as of December 31, 2020. Included in this number are Canadian capital loss carryforwards that do not expire of $116.7 million.

15. SEGMENTED DISCLOSURE INFORMATION

The Trust has one reportable segment — the ownership and rental of industrial real estate as determined by the information reviewed by the chief operating decision maker who is the President and Chief Executive Officer. The following tables present certain information with respect to geographic segmentation:

Revenue

Years ended December 31,	2020		2019
Canada	$63,233	19%	$58,952	22%
United States	161,165	47%	108,065	39%
Austria	65,716	19%	63,724	23%
Germany	26,924	8%	26,455	10%
Netherlands	16,694	5%	10,250	4%
Other Europe	6,467	2%	6,232	2%
	$340,199	100%	$273,678	100%

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For the year ended December 31, 2020, revenue from Magna comprised approximately 37% (2019 — 47%) of the Trust’s total revenue.

Investment properties

As at December 31,	2020		2019
Canada	$1,106,850	19%	$979,290	22%
United States	2,882,549	49%	2,014,489	45%
Austria	821,260	14%	806,355	18%
Germany	428,504	7%	389,077	9%
Netherlands	550,946	10%	196,701	4%
Other Europe	65,474	1%	71,987	2%
	$5,855,583	100%	$4,457,899	100%

16. DETAILS OF CASH FLOWS

(a)    Items not involving operating cash flows are shown in the following table:

Years ended December 31,	2020	2019
Straight-line rent amortization	$(8,842)	$(5,074)
Tenant incentive amortization	5,321	5,122
Unit-based compensation expense (note 12(b))	8,116	7,484
Fair value gains on investment properties	(273,437)	(245,442)
Depreciation and amortization	1,151	906
Fair value losses (gains) on financial instruments, net (note 13(e))	3,402	(1,192)
Loss on sale of investment properties	901	3,045
Amortization of issuance costs and modification losses relating to debentures and term loans	1,024	855
Amortization of deferred financing costs	312	312
Deferred income taxes (note 14(a))	62,501	37,596
Other	(30)	(195)
	$(199,581)	$(196,583)

(b)    Changes in working capital balances are shown in the following table:

Years ended December 31,	2020	2019
Accounts receivable	$10,141	$(3,670)
Prepaid expenses and other	61	(906)
Accounts payable and accrued liabilities	844	(639)
Deferred revenue	5,595	1,800
Restricted cash	—	470
	$16,641	$(2,945)

(c)    Non-cash investing and financing activities

During the year ended December 31, 2020, 31 thousand stapled units (2019 — 20 thousand stapled units) with a value of $2.0 million (2019 — $1.2 million) were issued under the Restricted Stapled Unit Plan (note 12(b)) and are not recorded in the combined statements of cash flows. In addition, the combined statement of cash flows for the year ended December 31, 2019 does not

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include the right-of-use asset and lease obligation of $20.5 million associated with the acquisition of the leasehold interest in two Canadian properties (note 3) and the issuance and consolidation of stapled units associated with the special distribution in the amount of $41.1 million (note 11).

(d)    Cash and cash equivalents consist of:

Years ended December 31,	2020	2019
Cash	$780,979	$248,499
Short-term deposits	50,301	50,178
	$831,280	$298,677

17. FAIR VALUE AND RISK MANAGEMENT

(a)	Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at December 31, 2020 and 2019:

As at December 31,	2020			2019
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Construction funds in escrow	$8,402		$8,402	$16,767		$16,767
Other assets	349	(1)	349	388	(1)	388
Cross currency interest rate swap	28,676		28,676	—		—
Other receivable	—		—	11,650		11,650
Accounts receivable	6,746		6,746	7,812		7,812
Prepaid expenses and other	2,627	(2)	2,627	120	(3)	120
Cash and cash equivalents	831,280		831,280	298,677		298,677
	$878,080		$878,080	$335,414		$335,414
Financial liabilities
Unsecured debentures, net	$1,643,175	(4)	$1,737,185	$648,392		$669,090
Unsecured term loans, net	534,947		534,947	538,602		538,602
Cross currency interest rate swaps	114,264	(5)	114,264	30,365		30,365
Accounts payable and accrued liabilities	61,197		61,197	50,156		50,156
Accounts payable and accrued liabilities	—		—	27	(6)	27
Distributions payable	15,422		15,422	13,081		13,081
	$2,369,005		$2,463,015	$1,280,623		$1,301,321

(1)	Long-term receivables included in other assets (note 6).
(2)	Foreign exchange collars included in prepaid expenses.
(3)	Foreign exchange forward contracts included in prepaid expenses.
(4)	Balance includes current and non-current portions (note 8(a)).
(5)	Balance includes current and non-current portions (note 8(b)).
(6)	Foreign exchange forward contracts included in accounts payable and accrued liabilities.

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The fair values of the Trust’s construction funds in escrow, accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair value of the other receivable associated with proceeds from a 2018 property disposal approximates its carrying amount as the amount is revalued at each reporting period. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the term loans approximate their carrying amounts as the term loans bear interest at rates comparable to the current market rates. The fair values of the cross currency interest rate swaps and foreign exchange collars are determined using market inputs quoted by their counterparties. The fair value of the foreign exchange forward contracts approximate their carrying values as the asset or liability is revalued at the reporting date.

The Trust periodically purchases foreign exchange collars and forward contracts to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At December 31, 2020, the Trust did not have any outstanding foreign exchange forward contracts (2019 — seven contracts outstanding). For the year ended December 31, 2020, the Trust recorded a net fair value loss of $0.1 million (2019 — net fair value loss of less than $0.1 million), related to foreign exchange forward contracts (note 13(e)). At December 31, 2020, the Trust held 12 outstanding foreign exchange collar contracts (2019 — nil) with a notional value of US$60.0 million and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. The Trust also held 12 outstanding foreign exchange collar contracts (2019 — nil) with a notional value of €24.0 million and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met. For the year ended December 31, 2020, the Trust recorded a net fair value gain of $2.6 million (2019 — nil), related to the outstanding foreign exchange collar contracts (note 13(e)). The Trust did not employ hedge accounting for these financial instruments.

(b)	Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

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The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at December 31, 2020	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE

Assets measured at fair value
Investment properties (note 4)	$—	$—	$5,855,583
Cross currency interest rate swap (note 8)	—	28,676	—
Foreign exchange collars included in prepaid expenses and other	—	2,627	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 8)	1,737,185	—	—
Unsecured term loans, net (note 8)	—	534,947	—
Cross currency interest rate swaps (note 8)	—	114,264	—
Net (liabilities) assets measured or disclosed at fair value	$(1,737,185)	$(617,908)	$5,855,583

As at December 31, 2019	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE

Assets measured at fair value
Investment properties (note 4)	$—	$—	$4,457,899
Short-term proceeds receivable associated with a property disposal included in accounts receivable (note 7)	—	—	11,650
Foreign exchange forward contracts included in prepaid expenses and other	—	120	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 8)	669,090	—	—
Unsecured term loans, net (note 8)	—	538,602	—
Cross currency interest rate swaps (note 8)	—	30,365	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	27	—
Net (liabilities) assets measured or disclosed at fair value	$(669,090)	$(568,874)	$4,469,549

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the years ended December 31, 2020 and 2019, there were no transfers between the levels.

Refer to note 4, Investment Properties and note 7, Current Assets, for a description of the valuation technique and inputs used in the fair value measurement and for a reconciliation of the fair value measurements of investment properties and proceeds receivable associated with a property disposal which are recognized in Level 3 of the fair value hierarchy.

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(c)	Risk Management

The main risks arising from the Trust’s financial instruments are credit, interest rate, foreign exchange and liquidity risks. The Trust’s approach to managing these risks is summarized below:

(i)    Credit risk

The Trust’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents include short-term investments, such as term deposits, which are invested in governments and financial institutions with a minimum credit rating of BBB (based on Standard & Poor’s (“S&P”) rating scale) or Baa1 (based on Moody’s Investor Services’ (“Moody’s”) rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government or financial institution according to its credit rating.

Magna accounts for approximately 37% of the Trust’s rental revenue. Although its operating subsidiaries are not individually rated, Magna International Inc. has an investment grade credit rating from Moody’s, S&P and Dominion Bond Rating Service which mitigates the Trust’s credit risk. The COVID-19 pandemic has created significant uncertainty in the general economy which may impact the ability of tenants to meet their obligations under their leases. The uncertainties arising as a result of COVID-19 did not materially impact the REIT’s risk assessment at December 31, 2020. Substantially all of the Trust’s accounts receivable are collected within 30 days. The balance of accounts receivable past due is not significant.

(ii)    Interest rate risk

As at December 31, 2020, the Trust’s exposure to interest rate risk is limited. Approximately 75% of the Trust’s interest bearing debt consists of fixed rate debt in the form of the 2021 Debentures, the 2023 Debentures, the 2027 Debentures and the 2030 Debentures. After taking into account the related cross currency interest rate swaps, the 2021 Debentures, the 2023 Debentures, the 2027 Debentures and the 2030 Debentures have effective fixed interest rates of 2.68%, 2.43%, 2.964%, and 1.045%, respectively. The remaining 25% of the Trust’s interest bearing debt consists of variable rate debt in the form of the 2024 Term Loan and 2026 Term Loan. After taking into account the related cross currency interest rate swaps, the 2024 Term Loan and 2026 Term Loan have effective fixed interest rates of 0.522% and 1.355%, respectively.

(iii)    Foreign exchange risk

As at December 31, 2020, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At December 31, 2020, the Trust’s foreign currency denominated net assets are $4.5 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $28.1 million and $16.2 million, respectively, to comprehensive income.

Granite generates rental income that is not all denominated in Canadian dollars. Since the financial results are reported in Canadian dollars, the Trust is subject to foreign currency

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fluctuations that could, from time to time, have an impact on the operating results. For the year ended December 31, 2020, a 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would have impacted revenue by approximately $1.6 million and $1.2 million, respectively.

For the year ended December 31, 2020, the Trust has designated its cross currency interest rate swaps relating to the $900.0 million of unsecured debentures and $535.9 million of unsecured term loans as hedges of its net investment in the European operations (note 8(b)) and has designated its cross currency interest rate swap relating to the $500.0 million of the 2027 Debentures as a hedge of its net investment in the United States operations (note 8(b)).

(iv)    Liquidity risk

Liquidity risk is the risk the Trust will encounter difficulties in meeting its financial obligations as they become due. The Trust may also be subject to the risks associated with debt financing, including the risks that the unsecured debentures, term loans and credit facility may not be able to be refinanced. The Trust’s objectives in minimizing liquidity risk are to maintain prudent levels of leverage on its investment properties, staggering its debt maturity profile and maintaining an investment grade credit rating. In addition, the Declaration of Trust establishes certain debt ratio limits.

The estimated contractual maturities of the Trust’s financial liabilities are summarized below:

	Payments due by year
As at December 31, 2020	Total	2021	2022	2023	2024	2025	Thereafter
Unsecured debentures	$1,650,000	$250,000	$—	$400,000	$—	$—	$1,000,000
Unsecured term loans	$535,949	—	—	—	235,949	—	300,000
Cross currency interest rate swaps	$114,264	16,953	—	36,540	25,370	—	35,401
Interest payments(1):
Unsecured debentures, net of cross currency interest rate swap savings	$182,546	37,094	29,910	29,910	19,263	19,263	47,106
Unsecured term loans, net of cross currency interest rate swap savings	$31,504	5,709	5,709	5,709	5,709	4,340	4,328
Accounts payable and accrued liabilities	$61,197	57,530	3,218	449	—	—	—
Distributions payable	$15,422	15,422	—	—	—	—	—
	$2,590,882	$382,708	$38,837	$472,608	$286,291	$23,603	$1,386,835

(1)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on actual current interest rates and average foreign exchange rates.

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18. CAPITAL MANAGEMENT

The Trust’s capital structure comprises the total of the stapled unitholders’ equity and debt. The total managed capital of the Trust is summarized below:

As at December 31,	2020	2019
Unsecured debentures, net	$1,643,175	$648,392
Unsecured term loans, net	534,947	538,602
Cross currency interest rate swaps, net(1)	85,588	30,365
Total debt	2,263,710	1,217,359
Stapled unitholders’ equity	3,920,069	3,146,143
Total managed capital	$6,183,779	$4,363,502

(1)	Balance is net of the cross currency interest rate swap asset (note 8(b)).

The Trust manages, monitors and adjusts its capital balances in response to the availability of capital, economic conditions and investment opportunities with the following objectives in mind:

•	Compliance with investment and debt restrictions pursuant to the Amended and Restated Declaration of Trust;

•	Compliance with existing debt covenants;

•	Maintaining investment grade credit ratings;

•	Supporting the Trust’s business strategies including ongoing operations, property development and acquisitions;

•	Generating stable and growing cash distributions; and

•	Building long-term unitholder value.

The Amended and Restated Declaration of Trust contains certain provisions with respect to capital management which include:

•

The Trust shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the Trust would be more than 65% of the Gross Book Value (as defined in the Amended and Restated Declaration of Trust); and

•

The Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to the proposed investment, will not exceed 15% of Gross Book Value.

At December 31, 2020, the Trust’s combined debt consists of the unsecured debentures, the term loans and the credit facility when drawn, each of which have various financial covenants. These covenants are defined within the trust indenture, the term loan agreements and the credit facility agreement and, depending on the debt instrument, include a total indebtedness ratio, a secured indebtedness ratio, an interest coverage ratio, an unencumbered asset ratio, and a minimum equity threshold. The Trust monitors these provisions and covenants and was in compliance with their respective requirements as at December 31, 2020 and 2019.

Distributions are made at the discretion of the Board of Trustees (the “Board”) and Granite REIT intends to distribute each year all of its taxable income pursuant to its Amended and Restated Declaration of Trust as calculated in accordance with the Income Tax Act. For the fiscal year 2020, the Trust declared a monthly distribution of $0.242 per stapled unit from January to November

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and a monthly distribution of $0.250 per stapled unit for the month of December. The Board determines monthly distribution levels having considered, among other factors, estimated 2020 and 2021 cash generated from operations and capital requirements, the alignment of its current and targeted payout ratios with the Trust’s strategic objectives and compliance with the above noted provisions and financial covenants.

19. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2020, key management personnel include the Trustees/Directors, the President and Chief Executive Officer, the Chief Financial Officer and the Executive Vice President, Head of Global Real Estate. For the year ended December 31, 2019, key management personnel include the Trustees/Directors, the President and Chief Executive Officer, the current Chief Financial Officer, the former Chief Financial Officer and the Executive Vice President, Head of Global Real Estate. Information with respect to the Trustees’/Directors’ fees is included in notes 12(b) and 13(c). The compensation paid or payable to the Trust’s key management personnel was as follows:

Years ended December 31,	2020	2019
Salaries, incentives and short-term benefits	$4,082	$5,553
Unit-based compensation expense including fair value adjustments	3,744	3,980
	$7,826	$9,533

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20. COMBINED FINANCIAL INFORMATION

The combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at December 31, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$5,855,583			$5,855,583
Investment in Granite LP(1)	—	25	(25)	—
Other non-current assets	46,046			46,046
	5,901,629	25	(25)	5,901,629

Current assets:
Other current assets	14,546	17		14,563
Intercompany receivable(2)	—	13,792	(13,792)	—
Cash and cash equivalents	830,455	825		831,280
Total assets	$6,746,630	14,659	(13,817)	$6,747,472

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,928,252			$1,928,252
Other non-current liabilities	523,096			523,096
	2,451,348			2,451,348

Current liabilities:
Unsecured debt, net	249,870			249,870
Intercompany payable(2)	13,792		(13,792)	—
Other current liabilities	109,416	14,634		124,050
Total liabilities	2,824,426	14,634	(13,792)	2,825,268

Equity:
Stapled unitholders’ equity	3,920,044	25		3,920,069
Non-controlling interests	2,160		(25)	2,135
Total liabilities and equity	$6,746,630	14,659	(13,817)	$6,747,472

(1)	Granite REIT Holdings Limited Partnership (“Granite LP”) is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

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Balance Sheet	As at December 31, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$4,457,899			$4,457,899
Investment in Granite LP(1)	—	21	(21)	—
Other non-current assets	24,216			24,216
	4,482,115	21	(21)	4,482,115

Current assets:
Other current assets	23,144	20		23,164
Intercompany receivable(2)	—	11,828	(11,828)	—
Cash and cash equivalents	298,385	292		298,677
Total assets	$4,803,644	12,161	(11,849)	$4,803,956

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,186,994			$1,186,994
Other non-current liabilities	383,763			383,763
	1,570,757			1,570,757

Current liabilities:
Intercompany payable(2)	11,828		(11,828)	—
Other current liabilities	72,949	12,140		85,089
Total liabilities	1,655,534	12,140	(11,828)	1,655,846

Equity:
Stapled unitholders’ equity	3,146,122	21		3,146,143
Non-controlling interests	1,988		(21)	1,967
Total liabilities and equity	$4,803,644	12,161	(11,849)	$4,803,956

(1)	Granite LP is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

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Income Statement	Year Ended December 31, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$340,199			$340,199

General and administrative expenses	32,203			32,203
Interest expense and other financing costs	35,839			35,839
Other costs and expenses, net	42,272			42,272
Share of (income) loss of Granite LP	—	(4)	4	—
Fair value gains on investment properties, net	(273,437)			(273,437)
Fair value losses on financial instruments, net	3,402			3,402
Loss on sale of investment properties	901			901
Income before income taxes	499,019	4	(4)	499,019
Income tax expense	69,092			69,092
Net income	429,927	4	(4)	429,927
Less net income attributable to non-controlling interests	127		(4)	123
Net income attributable to stapled unitholders	$429,800	4	—	$429,804

Income Statement	Year Ended December 31, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$273,678			$273,678

General and administrative expenses	31,419			31,419
Interest expense and other financing costs	29,941			29,941
Other costs and expenses, net	30,965			30,965
Share of (income) loss of Granite LP	—	(4)	4	—
Fair value gains on investment properties, net	(245,442)			(245,442)
Fair value gains on financial instruments, net	(1,192)			(1,192)
Loss on sale of investment properties	3,045			3,045
Income before income taxes	424,942	4	(4)	424,942
Income tax expense	42,667			42,667
Net income	382,275	4	(4)	382,275
Less net income attributable to non-controlling interests	200		(4)	196
Net income attributable to stapled unitholders	$382,075	4	—	$382,079

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Statement of Cash Flows	Year Ended December 31, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$429,927	4	(4)	$429,927
Items not involving operating cash flows	(199,581)	(4)	4	(199,581)
Changes in working capital balances	16,108	533		16,641
Other operating activities	(2,666)			(2,666)
Cash provided by operating activities	243,788	533	—	244,321

INVESTING ACTIVITIES
Property acquisitions	(1,045,659)			(1,045,659)
Proceeds from disposals, net	42,508			42,508
Investment property capital additions
— Maintenance or improvements	(5,376)			(5,376)
— Developments or expansions	(49,598)			(49,598)
— Costs to complete acquired property	(8,622)			(8,622)
Other investing activities	(75)			(75)
Cash used in investing activities	(1,066,822)	—	—	(1,066,822)

FINANCING ACTIVITIES
Distributions paid	(163,064)			(163,064)
Other financing activities	1,521,261			1,521,261
Cash provided by financing activities	1,358,197	—	—	1,358,197
Effect of exchange rate changes	(3,093)			(3,093)
Net increase in cash and cash equivalents during the year	$532,070	533	—	$532,603

Statement of Cash Flows	Year Ended December 31, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$382,275	4	(4)	$382,275
Items not involving operating cash flows	(196,583)	(4)	4	(196,583)
Changes in working capital balances	(2,423)	(522)		(2,945)
Other operating activities	684			684
Cash provided by (used in) operating activities	183,953	(522)	—	183,431

INVESTING ACTIVITIES
Property acquisitions	(930,878)			(930,878)
Proceeds from disposals, net	85,536			85,536
Investment property capital additions
— Maintenance or improvements	(2,889)			(2,889)
— Developments or expansions	(27,407)			(27,407)
Other investing activities	(456)			(456)
Cash used in investing activities	(876,094)	—	—	(876,094)

FINANCING ACTIVITIES
Distributions paid	(136,897)			(136,897)
Other financing activities	480,422			480,422
Cash provided by financing activities	343,525	—	—	343,525
Effect of exchange rate changes	(10,431)			(10,431)
Net decrease in cash and cash equivalents during the year	$(359,047)	(522)	—	$(359,569)

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21. COMMITMENTS AND CONTINGENCIES

(a)    The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite’s insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the combined financial statements. However, actual outcomes may differ from management’s expectations.

(b)    As at December 31, 2020, the Trust’s contractual commitments related to construction and development projects amounted to approximately $76.1 million.

(c)    In connection with an acquisition of an investment property located in Palmetto, Georgia on November 12, 2020, $72.1 million (US$55.0 million) of bonds were assumed. The authorized amount of the bonds is $70.1 million (US$55.0 million), of which $70.1 million (US$55.0 million) was outstanding as at December 31, 2020. The bonds provide for a real estate tax abatement for the acquired investment property. Through a series of transactions, the Trust is both the bondholder and the obligor of the bonds. Therefore, in accordance with IAS 32, the bonds are not recorded in the combined balance sheet.

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these commitments or contingencies, individually or in aggregate, would have a material impact on the combined financial statements.

22. SUBSEQUENT EVENTS

(a)    On January 4, 2021, the Trust redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures for a total redemption price of $254.0 million. In conjunction with the redemption, the 2021 Cross Currency Interest Rate Swap was terminated on January 4, 2021 and the related mark to market liability of $17.7 million was settled.

(b)    On January 28, 2021, the Trust disposed of one property located in Redditch, United Kingdom for gross proceeds of $10.6 million (£6.0 million).

(c)    Subsequent to December 31, 2020, the Trust declared monthly distributions for January and February 2021 of $15.4 million each (note 11).

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REIT Information

Board of Trustees

Kelly Marshall

Chairman

Peter Aghar

Trustee

Remco Daal

Trustee

Kevan Gorrie

Trustee

Fern Grodner

Trustee

Al Mawani

Trustee

Gerald Miller

Trustee

Sheila Murray

Trustee

Jennifer Warren

Trustee

Officers

Kevan Gorrie

President and Chief Executive Officer

Teresa Neto

Chief Financial Officer

Lorne Kumer

Executive Vice President,

Head of Global Real Estate

Michael Ramparas

Executive Vice President,

Global Real Estate and

Head of Investments

Office Location

77 King Street West

Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, ON M5K 1H1

Phone: (647) 925-7500

Fax: (416) 861-1240

Investor Relations Queries

Kevan Gorrie

President and Chief Executive Officer

(647) 925-7500

Teresa Neto

Chief Financial Officer

(647) 925-7560

Transfer Agents and Registrars
	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202
Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2020 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com